SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

1 BRASKEM BRASKEM S.A. Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70 Company Registry: 29.300.006.939 Publicly Held Company MATERIAL FACT Braskem S.A. (“Braskem” or the “Company”) (Ticker B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), further to the Material Facts disclosed on December 23, 2025, March 6, 2026, April 20, 2026, April 23, 2026, and June 3, 2026, hereby informs its shareholders and the market in general that it has received, on this date, a letter from Shine I Fundo de Investimento em Participações Responsabilidade Limitada (“FIP”), informing about the execution of the 1st Amendment to the New Shareholders’ Agreement between FIP and Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (“1st Amendment to the Shareholders’ Agreement”), pursuant to the correspondence transcribed below: “Re: Execution of the 1st Amendment to the New Shareholders’ Agreement Dear Sirs, We refer to (i) the correspondence sent on April 23, 2026 by Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) to Braskem S.A. (“Braskem”), regarding the execution, by Petrobras, of a new Braskem Shareholders’ Agreement with Shine I Fundo de Investimento em Participações Responsabilidade Limitada (“FIP”), regulating, among other matters, the exercise of control over Braskem between FIP and Petrobras (the “New Shareholders’ Agreement” and the “New SA Communication”, respectively); and (ii) the material fact disclosed by Braskem on April 23, 2026, regarding the receipt of a notice from Petrobras about the signing of the New Shareholders’ Agreement. FIP hereby INFORMS that, on this date, Petrobras and FIP executed the 1st Amendment to the New Shareholders’ Agreement, with the purpose of improving certain provisions related to Braskem’s governance, which is attached to this communication as Exhibit I. We remain available for any clarifications that may be necessary. Sincerely, SHINE I FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES RESPONSABILIDADE LIMITADA P. VÓRTX CAPITAL GESTORA DE RECURSOS LTDA.” 2 BRASKEM The 1st Amendment to the Shareholders’ Agreement, which will be executed by the Company as an intervening consenting party, subject to approval by the Board of Directors, is already available for consultation on the Company’s website (www.braskem-ri.com.br), the CVM (www.cvm.gov.br), and B3 (www.b3.com.br). Braskem will keep the market informed of any material developments on this matter, in compliance with applicable laws. Additional information can be obtained from the Investor Relations Department by calling (11) 3576-9531 or by e-mail braskem-ri@braskem.com.br. São Paulo, June 5, 2026 Felipe Montoro Jens Diretor Financeiro e de Relações com Investidores Braskem S.A. 3 BRASKEM FORWARD-LOOKING STATEMENTS This Material Fact may contain forward-looking statements. These statements are not historical facts and are based on the Company's management's current view and estimates of future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings on the Company's business, financial condition and results of operations. The words "anticipates", "believes", "estimates", "expects", "plans", "objective" and other similar expressions, when referring to the Company, are intended to identify forward-looking statements. Statements regarding the possible outcome of legal and administrative proceedings, implementation of operating and financing strategies and investment plans, guidance for future operations, the objective of expanding its efforts to achieve the macro sustainable objectives disclosed by the Company, as well as factors or trends affecting the Company's financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to a number of risks and uncertainties, many of which are beyond the Company's control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on a number of assumptions and factors, including, but not limited to, general economic and market conditions, industry conditions, operating factors, availability, development and affordability of new technologies. Any change in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact on the Company's business, employees, contractors, shareholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to the reports filed with the Brazilian Securities and Exchange Commission (CVM), in particular the factors discussed in the sections for a full discussion of the risks and other factors that may impact any forward-looking statements contained herein. This Material Fact is not an offering of securities for sale in Brazil, any securities may not be offered or sold in Brazil without registration or exemption from registration, any public offering of securities to be made in Brazil will be prepared by means of a prospectus that may be obtained from Braskem and which will contain detailed information about Braskem and the management, as well as the financial statements. 4 BRASKEM Exhibit I First amendment to the New Shareholders’ Agreement [Document starting on the next page] JUR_SP - 57943853v1 - 12126002.540946 FIRST AMENDMENT TO THE BRASKEM S.A. SHAREHOLDERS’ AGREEMENT By this private instrument, the parties: I. PETRÓLEO BRASILEIRO S.A. - PETROBRAS, a publicly traded corporation, headquartered in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. República do Chile, No. 65, Centro, ZIP Code 20.031-170, registered with the CNPJ/MF under No. 33.000.167/0001-01, hereby represented in accordance with its articles of incorporation (hereinafter referred to simply as “Petrobras”); and, on the other hand: II. SHINE I MULTI-STRATEGY EQUITY INVESTMENT FUND LIMITED LIABILITY, an equity investment fund established pursuant to CVM Resolution No. 175, dated December 23, 2022, as amended (“CVM Resolution 175”), registered with the CNPJ/MF under No. 63.428.842/0001-69, hereby represented by its manager VÓRTX CAPITAL GESTORA DE RECURSOS LTDA., a financial institution, with headquarters in the city of São Paulo, state of São Paulo, at Rua Gilberto Sabino, No. 215, 4th floor, Pinheiros, CEP 05.425-020, registered with the CNPJ under No. 09.645.906/0001-38 (hereinafter referred to simply as the “Fund,” with Petrobras and the Fund collectively referred to as “Shareholders” or “Parties” and, individually and without distinction, as “Shareholder” or “Party”). and, furthermore, as an intervening party: III. BRASKEM S.A., a publicly traded corporation, with its principal place of business in the Municipality of Camaçari, State of Bahia, at Rua Eteno No. 1,561, Camaçari Industrial Complex, ZIP Code 42.816-200, registered with the CNPJ/MF under No. 42.150.391/0001-70, hereby represented in accordance with its articles of incorporation (hereinafter referred to simply as “Braskem” or “Company”); and IV. SHINE EQUITY LP, a partnership formed and existing under the laws of Singapore, with address at 61 Robinson Road, #19-02, 61 Robinson, Singapore, 068893, registered under number T25LP0189H, registered with the CNPJ/MF under No. 63.986.512/0001-99, hereby duly represented in accordance with its articles of incorporation (hereinafter referred to simply as “Shareholder”). JUR_SP - 57943853v1 - 12126002.540946 Whereas: (i) pursuant to a notice sent by the Fund to Braskem on April 19, 2026, and disclosed by Braskem as a material fact on April 20, 2026, the FIP entered into an agreement with NSP Investimentos S.A. (“NSP Inv.”), through the execution of the “Judicial Share Purchase and Sale Agreement and Other Covenants” (“CCVJ”), the acquisition of 226,334,622 (two hundred twenty-six million, three hundred thirty-four thousand, six hundred twenty-two) common shares issued by Braskem and 47,294,173 (forty-seven million, two hundred ninety-four thousand, one hundred seventy-three) “Class A” preferred shares issued by Braskem; (ii) on April 23, 2026, as per a notice sent by Petrobras to Braskem on the same date, the Fund and Petrobras entered into a new Braskem shareholders’ agreement to govern the exercise of shared control of the Company among the Shareholders, which shall become effective as of the date of the Fund’s actual acquisition from NSP Inv. of the aforementioned equity interest (“Agreement” or “Shareholders’ Agreement”); (iii) the Parties wish to amend certain terms and conditions of the Agreement, resulting from discussions aimed at improving certain specific aspects of governance to take effect as of the Effective Date; THEREFORE, the Parties hereby resolve to enter into this First Amendment to the Shareholders’ Agreement (hereinafter referred to simply as the “First Amendment”) pursuant to the terms and conditions set forth below, which they undertake, on their own behalf and on behalf of their successors in any capacity, to faithfully and fully comply with. 1. DEFINITIONS AND INTERPRETATION 1.1. Definitions and Interpretation. References and definitions not expressly contained in this First Amendment shall have the meanings set forth in the Agreement and shall be interpreted regardless of whether they are expressed in the plural or singular, or due to differences in gender. The titles of the Chapters and Clauses of this First Amendment have been inserted to facilitate the location of the provisions and may not be invoked to invalidate or alter the content of the Clauses of this First Amendment. The terms “including,” “including,” and other similar words shall be read as followed by the expression “without limitation.” Clause 1.2 (Interpretation) of the Agreement also applies to this First Amendment, as if it were set forth herein, mutatis mutandis. 2. AMENDMENT TO THE AGREEMENT JUR_SP - 57943853v1 - 12126002.540946 2.1. Powers of the Board of Directors. The Shareholders irrevocably and irreversibly agree to amend the matters and powers of the Company’s General Meeting and Board of Directors, such that (i) the approval of Braskem’s out-of-court reorganization, as well as (ii) in cases of urgency, as authorized and in strict accordance with Article 122, sole paragraph, of the Brazilian Securities Act (LSA), requests for judicial reorganization or filing for bankruptcy, in Brazil or abroad, shall henceforth be subject to resolution at a meeting of the Company’s Board of Directors, and shall no longer fall within the jurisdiction of the General Meeting. Consequently, Clauses 4.5 and 4.6(viii) of the Agreement shall henceforth read as follows: “4.5 Matters and Powers of Braskem’s Board of Directors. In addition to the powers provided by law, the Parties agree that the Bylaws of Braskem shall establish the following matters, authority levels or provisions for resolution at meetings of the Board of Directors of the Company: (...) (xxvii) (xxvii) filing for Braskem’s extrajudicial recovery, as well as, in case of urgency, admission of bankruptcy or filing for judicial reorganization, pursuant to Article 122, sole paragraph, of the Brazilian Corporation Law. (...) 4.6 Matters and Authority Levels of the General Meeting of Braskem. In addition to the powers provided by law, the Parties agree that the Bylaws of Braskem shall establish the following matters and authority levels for resolution at the General Meeting of the Company: (...) (viii) filing for bankruptcy and/or judicial recovery of Braskem, or the dissolution, liquidation or cessation of the state of liquidation of Braskem, including the election and removal of the liquidator and the appointment of the Fiscal Council that will serve during the liquidation period and will review its accounts;” 2.2. Executive Board. The Shareholders irrevocably and irreversibly agree to amend the composition and structure of the Company’s Executive Board, such that (a) the Transformation Officer shall become a member of the Company’s statutory Executive Board, replacing the current Governance and Compliance Officer, whose position shall no longer be a statutory one; (b) the current Governance and Compliance Officer shall henceforth be designated Compliance and Conformity Officer, a non-statutory JUR_SP - 57943853v1 - 12126002.540946 position, to be appointed by mutual agreement between the Fund and Petrobras; and (c) the Compliance and Conformity Officer shall report hierarchically and functionally (solid line) to the Board of Directors and the Compliance and Statutory Audit Committee (CAE), and administratively (dotted line) to the Chief Executive Officer (CEO). As a result of the amendments agreed upon herein, Clauses 6.4, 6.4.3(b.2), and 6.4.5 of the Agreement shall now be in effect with the new wording below, and a new Clause 6.4.7 shall be added to the Agreement, with the following wording: “6.4 Executive Board. Braskem shall have an Executive Board composed of professionals with recognized competence and experience for the exercise of their functions, according to the requirements detailed in the internal regiment of the People Committee, composed of 8 (eight) statutory officers, among them (i) a Chief Executive Officer - CEO, (ii) a Chief Financial and Investor Relations Officer; (iii) a Corporate Affairs Officer; (iv) an Engineering, Technology and Innovation Officer; (v) a Transformation Officer; (vi) a Consumer Market and Logistics Officer; (vii) a Chief Operating Officer; and (viii) a General Counsel. The Officers shall have a term of office of 2 (two) years, with reelection permitted. (...) 6.4.3 The Executive Board of Braskem shall be composed of Officers nominated by the Parties, it being understood that Petrobras and the Fund shall have the right to nominate the same number of Officers, without the need of consensus between the Parties for each nomination, but subject to the requirements set forth and detailed in the internal regiment of the People Committee, as follows: (...) (b) Without alternating rotation between the Parties: (...) (b.2) the Fund shall have the right to nominate the following Officers: (i) Chief Financial and Investor Relations Officer; (ii) Transformation Officer; and (iii) General Counsel. (...) 6.4.5 Transformation Officer. The Transformation Officer shall be responsible for coordinating and leading the implementation of all activities of the Company’s financial transformation process, observing the JUR_SP - 57943853v1 - 12126002.540946 recommendations made by the Transformation Committee. For the sake of clarity, the internal rules of the Executive Board shall establish the specific authority levels and powers of the Transformation Officer, in addition to those indicated in Clause 6.4.6 below. (...) 6.4.7 Compliance and Conformity Officer. The Company shall also have a Compliance and Conformity Officer, of a non-statutory nature, appointed by mutual agreement between the Fund and Petrobras, who shall report hierarchically and functionally (solid line) to the Board of Directors and the Compliance and Statutory Audit Committee (CAE), and, administratively (dotted line), to the Chief Executive Officer (CEO). For clarity, the Executive Board’s internal regulations shall establish the specific authority and responsibilities of the Compliance and Conformity Officer.” 2.3. Compensation of Directors and Committee Members. The Shareholders also irrevocably and irreversibly agree to amend Clause 6.6 of the Agreement so that the compensation due to regular members of the Board of Directors who also serve on Braskem’s Committees (or even on the Executive Board) becomes cumulative. Consequently, Clause 6.6 of the Agreement shall now read as follows: “6.6 Compensation of Directors and Committee Members. The compensation due to the full members of the Board of Directors by reason of the exercise of their functions on such body and, as applicable, on any of its Committees (or even on the Executive Board), shall be cumulative.” 2.4. Other Amendments; Ratification; Consolidation. The Parties further agree to make the necessary cross-reference adjustments and corrections to material errors identified in the Agreement, as reflected in the consolidated version. Except for the amendments expressly provided for in this First Amendment, the Parties ratify, in all their terms and conditions, the remaining provisions of the Agreement, which remain unchanged, valid, in force, and effective between the Parties, subject to the Effective Date. Due to the amendments hereby agreed upon, the Parties resolve to consolidate the full text of the Agreement, which shall take effect in the wording set forth in Appendix I to this First Amendment. 3. GENERAL PROVISIONS 3.1. Interpretation; Further Amendments. This First Amendment shall be interpreted in conjunction with the Agreement and may only be amended or supplemented by means of a new written instrument signed by the Parties. JUR_SP - 57943853v1 - 12126002.540946 3.2. General Provisions. The general provisions contained in Clause 14 (General Provisions) of the Agreement are incorporated by reference into this First Amendment, mutatis mutandis, and shall apply to it as if they were expressly set forth herein. 3.3. Governing Law. This First Amendment shall be governed by and construed in accordance with the laws of the Federative Republic of Brazil. 3.4. Arbitration. Any and all Disputes relating to this First Amendment, including any claim or controversy regarding its existence, validity, applicability, or breach, shall be resolved exclusively and definitively by arbitration, in accordance with the provisions of Clause 12 (Dispute Resolution), as if they were set forth herein, mutatis mutandis. 3.5. Signature and Validity. The Parties declare and agree that this instrument, including the signature page, may be signed electronically or digitally, which they acknowledge to be legal, valid, and legitimate to constitute and bind the Parties to the rights and obligations set forth herein, even if they do not use a digital certificate issued under the ICP-Brasil standard. The Parties also agree that the electronic or digital signature of this instrument does not preclude or impair its enforceability and shall be considered, for all legal purposes, an extrajudicial enforcement instrument. And, as the terms are fair and agreed upon, the Parties hereby sign this Agreement, irrevocably and irreversibly, in a single copy, with the two witnesses listed below. São Paulo, [• ] of [• ] 2026. [Signature page follows] JUR_SP - 57943853v1 - 12126002.540946 [Signature page of the First Amendment to the Shareholders’ Agreement of Braskem S.A., dated [• ] [• ] 2026] PETRÓLEO BRASILEIRO S.A. – PETROBRAS ______________________________ ______________________________ SHINE I LIMITED LIABILITY EQUITY INVESTMENT FUND represented by its manager VÓRTX CAPITAL ASSET MANAGEMENT LTD. ______________________________ ______________________________ SHINE EQUITY LP ______________________________ ______________________________ BRASKEM S.A. ______________________________ ______________________________ Witnesses: _________________________ Name: [• ] Tax ID: [• ] _________________________ Name: [• ] Tax ID: [• ] JUR_SP - 57943853v1 - 12126002.540946 Appendix I Consolidation of the Shareholders’ Agreement of Braskem S.A. [Document continues on the next page] [Rest of the page intentionally left blank] JUR_SP - 57943853v1 - 12126002.540946 SHAREHOLDERS’ AGREEMENT OF BRASKEM S.A. By this private instrument, Shareholders’ Agreement of Braskem S.A. (“Agreement” or “Shareholders’ Agreement”) is entered into by and between the parties named and qualified below, being, on one side: I. PETRÓLEO BRASILEIRO S.A. – PETROBRAS, a publicly held corporation, with its registered office in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. República do Chile, No. 65, Centro, ZIP Code 20.031-170, enrolled with the CNPJ/MF under No. 33.000.167/0001-01, herein represented in accordance with its bylaws (hereinafter referred to as “Petrobras”); and, on the other side: II. SHINE I FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES MULTIESTRATÉGIA RESPONSABILIDADE LIMITADA, an investment fund organized under the terms of CVM Resolution No. 175, of December 23, 2022, as amended (“CVM Resolution 175”), enrolled with the CNPJ/MF under No. 63.428.842/0001-69, herein represented by its manager VÓRTX CAPITAL GESTORA DE RECURSOS LTDA., a financial institution, with its registered office in the city of São Paulo, State of São Paulo, at Rua Gilberto Sabino, No. 215, 4th floor, ZIP Code 05.425-020, enrolled with the CNPJ under No. 09.645.906/0001-38 (hereinafter referred to as “Fund”, with Petrobras and the Fund referred to collectively as “Shareholders” or “Parties” and, individually and interchangeably, as “Shareholder” or “Party”). and, also, as intervening consenting party: III. BRASKEM S.A., a publicly held corporation, with its registered office in the Municipality of Camaçari, State of Bahia, at Rua Eteno No. 1,561, Polo Industrial de Camaçari, ZIP Code 42.816-200, enrolled with the CNPJ/MF under No. 42.150.391/0001-70, herein represented in accordance with its bylaws (hereinafter referred to as “Braskem” or “Company”); and IV. SHINE EQUITY LP, a company organized and existing under the laws of Singapore, with its address at 61 Robinson Road, #19-02, 61 Robinson, Singapore, 068893, registered under No. T25LP0189H, enrolled with the CNPJ/MF under No. 63.986.512/0001-99, herein duly represented pursuant to its organizational documents (hereinafter referred to as “Quotaholder”). JUR_SP - 57943853v1 - 12126002.540946 Whereas: (i) Braskem is a global petrochemical company, headquartered in Brazil, with a prominent presence in the Americas in the production of thermoplastic resins, especially polyethylene, polypropylene and PVC, being one of the major global organizations in the petrochemical sector worldwide, with operations in several states of Brazil, in addition to units abroad, notably in the United States, Germany and Mexico; (ii) Braskem has its securities listed on the “Level 1” trading segment of B3 S.A. – Brasil, Bolsa, Balcão, and, therefore, the Company, its officers and shareholders are subject to the provisions of the B3 Level 1 Rules; (iii) On the Effective Date, the Fund will have acquired 226,334,622 (two hundred and twenty-six million, three hundred and thirty-four thousand, six hundred and twenty-two) common shares and 47,294,173 (forty-seven million, two hundred and ninety-four thousand, one hundred and seventy-three) preferred shares of Braskem, equivalent to: (a) approximately 50.1107% of the common shares and approximately 13.69% of the preferred shares; and (b) approximately 34.3233% of the total capital; (iv) The acquisition of common and preferred shares by the Fund has as its main purpose to seek the enhancement of the Company’s value through lasting measures, among other strategies, including the implementation of financial restructuring measures by the Company, pursuant to the shared governance now agreed upon between the Shareholders; (v) Through this Agreement, entered into pursuant to Article 118 of the Brazilian Corporation Law, the Shareholders intend to establish the principles, guidelines and conditions to regulate their relations as shareholders of the Company, such as, for example: a. the exercise of political and economic rights of the Shares issued by the Company, including the exercise of voting rights by the Shareholders at general meetings of the Company, as well as the guidance of the vote of the members of the Board of Directors nominated and/or elected by the Shareholders, including with respect to the election of members of the Company’s Executive Board; b. the definition of the competences and authority levels of the Board of Directors and the Executive Board of the Company; c. the terms and conditions that will govern the exercise of shareholder rights of Braskem with respect to the companies or entities that are its JUR_SP - 57943853v1 - 12126002.540946 Subsidiaries or Investees, including for the implementation of financial restructuring measures; d. the restrictions applicable to the assignment and transfer of Shares issued by Braskem, including the right of first refusal and the tag-along right; e. the corporate governance principles and guidelines to be observed by the Shareholders and by the officers of Braskem; and f. other aspects of their relationship as Shareholders of the Company. NOW, THEREFORE, the Parties resolve to enter into this Shareholders’ Agreement subject to the clauses and conditions set forth below, to which they bind themselves, and their successors, under any title, to faithfully comply with. CLAUSE ONE Definitions, Interpretation and Negotiation 1.1 Definitions. For the purposes of this Agreement, the capitalized terms and expressions, in parentheses and in quotation marks, shall have the meanings defined throughout this instrument, in the clauses in which they are presented in that manner or, additionally, as such terms and expressions are also defined in this Clause 1.1. Furthermore, with respect to such terms and expressions, unless the context does not permit such construction, the singular includes the plural and vice versa. The defined terms may also be used, as appropriate and applicable, in the masculine or feminine gender. Shareholder(s) has the meaning set forth in the preamble of this Agreement. Offered Shareholder has the meaning set forth in Clause 7.2. Offering Shareholder has the meaning set forth in Clause 7.2. Shares means the common and/or preferred shares issued by Braskem, as applicable in the context of the provision in which the expression is used. Bound Shares has the meaning set forth in Clause 3.2. PN Shares means the non-voting preferred shares issued by Braskem. Offered Shares has the meaning set forth in Clause 7.2. ON Shares means the voting common shares issued by Braskem. JUR_SP - 57943853v1 - 12126002.540946 Agreement or Shareholders’ Agreement means this Shareholders’ Agreement of Braskem S.A., entered into on this date between Petrobras and the Fund, as amended from time to time. Affiliate means, with respect to any specific Person, any other Person that, directly or indirectly, through one or more intermediaries, Controls such first Person, is Controlled by it or is under its common Control. Indirect Disposal by Change of Control has the meaning set forth in Clause 7.8. Regulatory Approval has the meaning set forth in Clause 7.2.3. General Meeting or Meeting means the supreme corporate body of the Company, with the powers assigned to it by Law, by the Bylaws and by this Agreement. Governmental Authority means any governmental, regulatory or administrative authority, agency or commission, or any court, tribunal or judicial or arbitral body, whether Brazilian or from any other country in which the Company operates. Balance Sheet has the meaning set forth in Clause 7.8.7. B3 means B3 S.A. – Brasil, Bolsa, Balcão. Braskem or Company has the meaning set forth in the preamble of this Agreement. Chamber has the meaning set forth in Clause 12.3. Cash means, with respect to the Company and on a given date, without duplication, the consolidated position of all cash and cash equivalents of the Company (including financial investments), in each case, calculated in accordance with IFRS. Authorized Capital has the meaning set forth in Clause 3.1.1. CEO means the Chief Executive Officer of Braskem, to be selected and elected in accordance with the rules of the Bylaws and this Agreement. Excepted Assignees means, collectively or individually, at any time, any of the (i) quotaholders of the Fund; and/or (ii) creditors of the Fund. Committee(s) has the meaning set forth in Clause 6.3. JUR_SP - 57943853v1 - 12126002.540946 Investments Committee means the Investments Committee of the Fund, the majority of whose members are appointed by the Quotaholder based on the recommendation of IG4 Sol. Dispute has the meaning set forth in Clause 12.1. Independent Director has the meaning attributed to it by the Novo Mercado Rules of B3. Board of Directors or Board means the Board of Directors of the Company or of an Affiliate or Investee thereof, as applicable in the context of the provision. Fiscal Council means the Fiscal Council of the Company or of a Subsidiary or Investee thereof, as applicable in the context of the provision. Subsidiary means any Person over which the Person in question holds, directly or indirectly, Control. Control means the power to direct the corporate activities and guide the operation of the Company’s bodies, directly or indirectly, de facto or de jure, regardless of the equity interest held. For all purposes of this Agreement, the Parties agree that: (i) with respect to Petrobras, its ultimate Controller, on this date and on the Effective Date, is the Federal Government; and (ii) with respect to the Fund, its ultimate Controller, on this date (and on the Effective Date) and for so long as the Quotaholder has, directly or through its related parties, the right to appoint the majority of the members of the Investments Committee of the Fund based on the recommendation of IG4 Sol., shall be the Quotaholder, regardless of the composition of the Fund’s quotaholder base. CVM means the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários). Effective Date has the meaning set forth in Clause 1010.1 Unbinding has the meaning set forth in Clause 7.12. Business Day means any calendar day that is not a Saturday, Sunday or official national holiday or a day on which banking institutions in the city of São Paulo are not permitted to close. JUR_SP - 57943853v1 - 12126002.540946 Right of First Refusal has the meaning set forth in Clause 7.2. Indirect Acquisition Right has the meaning set forth in Clause 7.8.2. Tag-Along Right has the meaning set forth in Clause 7.3. Gross Debt means, with respect to the Company: (i) loans, borrowings and financing of any nature, whether long-term or short-term, including interest due as of the calculation date, as well as penalties incurred and not yet incorporated into the principal amount, even if not recorded, including with financial institutions or any third parties, as well as instruments representing any form of indebtedness (including bonds, debentures and promissory notes); (ii) all overdue and unpaid renegotiated obligations; (iii) taxes enrolled in installment programs, whether short-term or long-term, including interest due as of the calculation date, even if not recorded; (iv) all overdue accounts payable; (v) all anticipated accounts receivable; (vi) all operating and/or financial leasing agreements executed and in effect; (vii) any dividends, interest on equity, redemption, reimbursement, or other pecuniary benefits and/or any other form of profit distribution, in cash or in kind, declared and unpaid; (viii) all amounts due and unpaid as a result of final and unappealable judicial or arbitral decisions; (ix) all amounts relating to accrued interest, as well as penalties incurred and not yet incorporated into the principal amount; (x) debts and/or amounts payable, liquidated and certain, relating to past acquisitions (including M&A contracts or asset acquisitions), including interest and penalty amounts; and (xi) contingent payments (earn out), liquidated and certain, due and unpaid. Net Debt means the result of the consolidated Gross Debt minus the Cash account balance. Deliberation Disagreement has the meaning set forth in Clause 5.1. EBITDA means, with respect to the Company, the consolidated net income for the period plus income taxes (IR/CSL), net financial result and depreciation, amortization and depreciation expenses, calculated based on the consolidated financial statements prepared in accordance with IFRS, adjusted, exclusively for the purposes of this measurement JUR_SP - 57943853v1 - 12126002.540946 under this Agreement, to exclude non-recurring or extraordinary items, such as the effects of unusual, isolated and non-recurring events or transactions that are not part of the Company’s normal operations, such as: (i) capital gains or losses arising from the disposal of non-operating assets; and (ii) extraordinary provisions or reversals, it being understood that the geological event of Alagoas shall not be considered an extraordinary event. Appraiser(s) has the meaning set forth in Clause 7.8.9. Share Registrar means the entity engaged by Braskem for the provision of share registration services in the name of the respective holders. Bylaws means the bylaws of Braskem, as amended from time to time. Disagreement Event has the meaning set forth in Clause 5.1(i). Fund has the meaning set forth in the preamble of this Agreement. Permitted Guarantees has the meaning set forth in Clause 2.1.3. Encumbrances means all and any encumbrances, charges, liens, security interests, assessments, pledges, options, usufruct, restrictive covenants, preemptive rights and any other similar rights or claims of any nature related to such rights. IFRS means the International Financial Reporting Standards, as adopted by the Company. IG4 Sol. means IG4 Sol. Ltda., or its successor, under any title. Financial Investor means any of the following entities: financial institutions, investment funds, asset managers, institutional investors and any entities whose main purpose is to make financial investments, without direct or indirect participation in the Control or co- Control of a company or group with operational activities in the Company’s main line of business. IPCA means the Broad National Consumer Price Index, published by IBGE – Brazilian Institute of Geography and Statistics. Key Person has the meaning set forth in Clause 7.5(xi). JUR_SP - 57943853v1 - 12126002.540946 Law means any federal, state, municipal law or regulation, including decrees, rules, normative instructions, resolutions and ordinances of the Federative Republic of Brazil. Anti-Corruption Laws means, collectively: Law No. 12,846, of August 1, 2013; the United States Foreign Corrupt Practices Act (FCPA) of 1977; the United Kingdom Bribery Act 2010 (UK Bribery Act 2010), including their future amendments; any other anti-corruption or antibribery legislation applicable to the Shareholder and/or in the jurisdiction in which the Company carries out or may carry out its activities or holds assets; as well as the rules and regulations arising therefrom. Arbitration Law means Law No. 9,307, of September 23, 1996, as amended from time to time. Brazilian Corporation Law means Law No. 6,404, of December 15, 1976, as amended from time to time. Financial Target means the Company’s compliance, for a period of any three consecutive quarters, with the consolidated financial target corresponding to the ratio of Net Debt / EBITDA for the last 12 (twelve) months equal to or less than 2.5 (two point five), to be calculated and verified or validated by the Company’s independent auditors, based on the Company’s respective quarterly information (ITRs), provided that at least 1 (one) of the quarters has been subject to an accounting audit (other than the usual quarterly review), with the issuance of a report by the Company’s independent auditors. DCF Method has the meaning set forth in Clause 7.8.7. Notice of Indirect Disposal by Change of Control has the meaning set forth in Clause 7.8. Notice of Knowledge of Indirect Disposal has the meaning set forth in Clause 7.8.4. Decision Notice has the meaning set forth in Clause 7.2.2. Notice of Exercise of Tag-Along Right has the meaning set forth in Clause 7.3.1. Offer Notice has the meaning set forth in Clause 7.2. JUR_SP - 57943853v1 - 12126002.540946 Notice of Indirect Acquisition Right has the meaning set forth in Clause 7.8.3. Indirect Tag Notice has the meaning set forth in Clause 7.8.3. Novo Mercado has the meaning set forth in Clause 99.1. Budget means the annual budget of the Company and/or its Subsidiaries and/or Investees (when existing), as applicable, for a given Fiscal Year. Governing Bodies means, with respect to each Subsidiary and/or Investee (when existing) of the Company, the respective general meetings, partners’ meetings, board of directors meetings or similar bodies. Guarantor Party has the meaning set forth in Clause 7.10.1. Non-Guarantor Party has the meaning set forth in Clause 7.10.1. Related Parties means the individuals, legal entities, investment vehicles or other persons with which the Company or its Affiliates have the ability to contract under conditions other than the arm’s length conditions that characterize transactions with unrelated third parties, also adopting the definition set forth in Technical Pronouncement 05(R1) of the Accounting Pronouncements Committee – CPC. Investee means the Person in which the Company, directly or indirectly, holds an equity interest, without exercising Control. Lock-Up Period has the meaning set forth in Clause 7.4.1. Person means any individual or legal entity, firm, partnership, investment fund, company, business trust, corporation, trust, consortium, joint venture, condominium, universality of rights or unincorporated entity, joint enterprise or other person, of whatever nature. Petrobras has the meaning set forth in the preamble of this Agreement. Losses means any obligations, liabilities, contingencies, losses, damages, claims, actions, proceedings, assessments, decisions (including judicial, administrative or arbitral, whether final or provisional), fines, interest, penalties, costs and expenses. JUR_SP - 57943853v1 - 12126002.540946 Proposal has the meaning set forth in Clause 7.2. Proceeds has the meaning set forth in Clause 7.10.1. Novo Mercado Rules means the rules governing the requirements for trading securities of publicly held companies in the special segment of the B3 stock market called Novo Mercado, as amended from time to time. Level 1 Rules means the rules governing the requirements for trading securities of publicly held companies in the special segment of the B3 stock market called Level 1 Corporate Governance, as amended from time to time. Deliberation Disagreement Meeting has the meaning set forth in Clause 5.1(i). Preliminary Meeting has the meaning set forth in Clause 4.4. Sanctions means the laws, regulations, embargoes, export controls and restrictive measures related to economic sanctions administered, issued and/or enforced by the governmental institutions and agencies of the United Nations, the United States of America, European Union, United Kingdom and Brazil. Second Deliberation Disagreement Meeting has the meaning set forth in Clause 5.1(ii). Indirect Tag has the meaning set forth in Clause 7.8.2. Third Party means any Person other than the Company, the Shareholders, as well as any Affiliate of the Company and/or the Shareholders, in any of these cases directly or indirectly. Transfer, including its derivatives, such as To Transfer and Transferred means, with respect to the Bound Shares and/or any other Securities convertible into Bound Shares (or the right to subscribe and/or acquire such Bound Shares and/or Securities convertible into such Bound Shares), the sale, assignment, transfer, payment in kind, donation, lease, conveyance of ownership or possession under any title, contribution to the capital of another company or Person, or any other form of transfer (or promise of transfer) (including through fiduciary assignment or through merger, spin-off, amalgamation, share or quota exchange, capital JUR_SP - 57943853v1 - 12126002.540946 reduction or other form of corporate reorganization), whether voluntary or involuntary. Permitted Transfers has the meaning set forth in Clause 7.6. Arbitral Tribunal has the meaning set forth in Clause 12.3.2. Fair Value has the meaning set forth in Clause 7.8.6. Security means, with respect to any Person, quotas, common shares, preferred shares, debentures and any other securities issued by such Person, regardless of the nomenclature adopted or whether or not voting rights exist, including instruments convertible into or exchangeable for quotas/shares, options, subscription warrants or any other securities whose yield is determined, in whole or in part, by reference to the profits, revenues or other financial performance of such Person. Unless the context requires otherwise, references to Securities, without indication of a specific issuer, refer to Securities issued by the Company. Proposed Value has the meaning set forth in Clause 7.8.1. 1.2 Interpretation. The Parties agree that: (i) each provision of this Agreement shall be interpreted so as to be valid and effective under the applicable Law. If any provision of this Agreement is deemed prohibited or invalid under the applicable Law, such provision shall be ineffective to the extent of such prohibition or invalidity, without affecting the remainder of such provision or the other provisions of this Agreement; (ii) the headings and titles of the clauses of this Agreement are for convenience of reference only and shall not limit or affect the meaning of the clauses, paragraphs or items to which they apply; (iii) whenever required by the context, the definitions contained in this Agreement shall apply in both the singular and the plural and the masculine gender shall include the feminine and vice versa; (iv) references to any documents or other instruments include all their amendments, replacements and consolidations and respective supplements, unless expressly provided otherwise; (v) unless otherwise expressly provided in this Agreement, references to chapters, clauses, items or schedules apply to chapters, clauses, items and schedules of JUR_SP - 57943853v1 - 12126002.540946 this Agreement, and any references to any document or instrument shall also include their corresponding amendments or replacements, and their respective schedules; (vi) unless otherwise expressly provided in this Agreement, all references to any of the Shareholders and/or Braskem include their successors and authorized assignees under any title; (vii) unless otherwise expressly provided in a specific provision of this Agreement, the use of the terms “including”, “includes” and other similar terms in this Agreement, followed by any general statement, term or matter, shall not be construed to limit such statement, term or matter to the specific items or matters immediately following such word – as well as to similar items or matters – but rather shall be deemed to refer to all other items or matters that could reasonably fall within the broadest possible scope of such statement, term or matter, and such terms shall always be read as if accompanied by the term “by way of example”; (viii) the “Whereas” clauses of this Agreement are an integral part of the instrument; (ix) references to legal provisions, laws, rules, regulations and the like, as well as to contracts, shall be construed as references to the respectively amended, extended, consolidated or restated provisions; and (x) all deadlines set forth in this Agreement shall be counted in calendar days, except when expressly indicated that they shall be counted in Business Days, it being understood that deadlines shall be calculated in accordance with Article 132 of the Civil Code, disregarding the starting day and including the expiration day, and that when a deadline expires on a day that is not a Business Day, the deadline shall be deemed extended to the next Business Day. 1.3 Negotiation. The Parties and Braskem (the latter, exclusively as intervening consenting party to this Agreement) acknowledge that the final wording of all terms of this Agreement was the result of negotiations between the Shareholders, assisted by duly appointed attorneys and, for this reason, in the event of ambiguity, there shall be no interpretation more favorable to any Shareholder, thereby excluding the application of Article 113, § 1, item IV, of the Civil Code, and the provisions of Article 421-A of the Civil Code shall be respected. CLAUSE TWO Purpose, Principles, Guidelines and Obligation to Perform JUR_SP - 57943853v1 - 12126002.540946 2.1 Purpose. This Shareholders’ Agreement has the purpose of regulating the exercise of Control by the Shareholders over Braskem, establishing reciprocal rights and obligations of such Parties between themselves and in relation to the Company, its management, its structure, its interests and its investments. 2.1.1 Except when specifically provided, the provisions of this Agreement shall apply, mutatis mutandis, to the Subsidiaries and Investees of Braskem with respect to the guidance of: (a) the votes to be cast by officers of Subsidiaries and Investees nominated and/or elected, directly or indirectly, by the Company or by the Parties; and (b) the decisions to be made by the Governing Bodies of Subsidiaries and Investees. 2.1.2 Without prejudice to the provisions of Clause 2.1.1, the shareholders’ agreements, quotaholders’ agreements or any other valid form of arrangement that (i) have already been entered into on the Effective Date and (ii) are binding Third Parties as partners of a Subsidiary or Investee, shall be observed and respected by the Parties; it being understood that: (a) such permission does not apply to any shareholders’ agreements or equivalents entered into by Petrobras prior to the Effective Date regarding the Company itself, and (b) the clauses and conditions of such permitted prior agreements shall prevail over the provisions of this Shareholders’ Agreement whenever there is a conflict between them. 2.1.3 During the term of this Agreement, the Shareholders shall not, directly and/or through their Affiliates, enter into or maintain other agreements: (i) for voting and/or shareholders’ or quotaholders’ agreements of any nature that bind, directly or indirectly, the Shareholders’ ownership of shares issued by Braskem and/or the interest held by the Shareholders in Braskem; or (ii) for options, promises, purchase and/or sale or any other form of Transfer, creation of Encumbrances or that have as their object, in whole or in part: (a) the Bound Shares owned by them; and/or (b) any Securities of Subsidiaries or Investees. Notwithstanding the provisions of this Clause 2.1.3, the restrictions set forth herein shall not apply to: (x) any quotaholders’ agreements or equivalents entered into between quotaholders of the Fund (or at higher corporate levels); (y) any shareholders’ agreements that may be entered into between Excepted Assignees upon receiving Bound Shares, pursuant to applicable Permitted Transfers, and subject to Clause 7.6.5(i), for the purpose of forming a unified block of holders of Bound Shares subject to this Agreement; and (z) guarantees eventually granted by quotaholders of the Fund or by the Fund for the benefit of Excepted Assignees, including, without limitation, guarantees over quotas issued by the Fund or over the Bound Shares themselves (“Permitted Guarantees”). JUR_SP - 57943853v1 - 12126002.540946 2.2 Principles. The following basic principles shall guide the decisions and the exercise of the respective voting rights of the Shareholders at the Meetings of Braskem, as well as of their representatives at the meetings of the Board of Directors of Braskem and, whenever applicable, in the decisions of any Governing Bodies of Subsidiaries and Investees of Braskem: (i) the management of the Company’s and its Subsidiaries’ and Investees’ business shall be carried out by experienced professionals who meet the necessary qualifications for the positions held by them, in accordance with the rules set forth in this Agreement; (ii) the strategic decisions of the Company and its Subsidiaries and Investees shall always be guided by the best interest of the Company, and its Subsidiaries and Investees, in accordance with Article 115 of the Brazilian Corporation Law, aiming at their respective development and enhancement and seeking to ensure all shareholders of Braskem the best return on their investments, through a consistent profit distribution policy; (iii) the management of the Company and its Subsidiaries and Investees shall always seek the highest levels of profitability, efficiency, productivity and competitiveness in their respective activities, and shall conduct their business with financial discipline and maintain adequate investment levels; (iv) the permanent pursuit of operational efficiency through constant improvements of its production systems and development and adoption of innovative technologies; (v) the permanent pursuit of sustainable growth of Braskem in Brazil and abroad; and (vi) the business relationships of the Shareholders with the Company or with Subsidiaries and Investees shall always be conducted and carried out on arm’s length terms, as established in this Agreement and in other specific instruments governing the commercial relations of Braskem with its Shareholders. 2.3 Guidelines. The Shareholders hereby undertake to cause the Company to be managed in a professional manner and in accordance with the best corporate governance practices, respecting the rules of the Bylaws of Braskem and this Shareholders’ Agreement, with emphasis on: (i) transparency and periodic and frequent disclosure of information to its shareholders; JUR_SP - 57943853v1 - 12126002.540946 (ii) the definition of the limits of authority of the executive board (and respective approval levels), compatible with the operational activities of Braskem; (iii) the adequate operational and formal functioning of the Board of Directors and its committees; (iv) a robust independent audit process; (v) the holding and due formalization of corporate acts, such as General Meetings, Board of Directors Meetings and Executive Board Meetings; (vi) the adoption of best practices in governance, compliance, sustainability, safety, environment and health; and (vii) all other aspects necessary for responsible management aimed at the development and enhancement of Braskem, its stakeholders and its equity interests. 2.4 Obligation to Perform. The Shareholders undertake to exercise their voting rights with the Bound Shares at General Meetings of the Company, to cause the Company to vote or guide the vote at the Governing Bodies, and, further, to guide their representatives on the Board of Directors and the Executive Board of the Company and on the Governing Bodies, in order to ensure compliance with all terms and conditions of this Agreement. The Shareholders undertake to carry out, directly or through their nominees on the management bodies of the Company and its Subsidiaries and Investees (when existing), all acts necessary to implement the resolutions adopted at General Meetings, including, but not limited to, the calling, by the Company, of meetings of the Governing Bodies for approval of such resolutions. 2.5 7.6Parity. In order to maintain the agreed parity and management stability of the Company, the rights of the Parties under this Agreement, notably (but not limited to) governance rights (nomination of officers, requirement of consensus and binding nature of the Preliminary Meeting), shall be in effect regardless of any imbalance in the equity interest (voting or non-voting) held by each Shareholder in the Company relative to the interests held on the Effective Date, without prejudice to the provisions of Clause 7.6 and Clause 10.2, or if expressly and specifically provided otherwise in other provisions of this Agreement. CLAUSE THREE Share Capital and Bound Shares 3.1. Share Capital of Braskem. On the date of execution of this Agreement, the share capital of Braskem is BRL 8,043,222,080.50 (eight billion, forty-three million, two JUR_SP - 57943853v1 - 12126002.540946 hundred and twenty-two thousand, eighty Brazilian Reais and fifty cents), divided into 797,207,834 (seven hundred and ninety-seven million, two hundred and seven thousand and eight hundred and thirty-four) shares, consisting of 451,668,652 (four hundred and fifty-one million, six hundred and sixty-eight thousand, six hundred and fifty-two) common shares, 345,060,392 (three hundred and forty-five million, sixty thousand and three hundred and ninety-two) class “A” preferred shares; and 478,790 (four hundred and seventy-eight thousand and seven hundred and ninety) class “B” preferred shares. 3.1.1. The Company has statutory authorization, upon resolution of the Board of Directors, to increase its share capital up to the limit set forth in the current Bylaws, it being understood that the number of non-voting or restricted voting preferred shares may not exceed the limit of 2/3 of the Company’s total capital (“Authorized Capital”). The increase in share capital, whether within the Authorized Capital limit or not, may only be carried out and resolved by the Parties in compliance with the provisions of this Agreement and the Company’s current Bylaws. 3.1.2. On the Effective Date, the equity interest of the Shareholders in the share capital of Braskem shall be as follows: ON Shares PN Shares Interest in total capital QTY. % QTY. % % Petrobr as 212,426,9 52 47.032 75,761,739 21.92% 36.1 Fund 226,334,6 22 50.111 47,294,173 13.69% 34.3 Total 438,761,5 74 97.143 123,055,912 35.61% 70.4 3.2. Bound Shares. The Parties agree that this Shareholders’ Agreement binds all ON Shares owned, directly or indirectly, by the Parties on the Effective Date or that may be held or acquired by the Parties (directly and/or indirectly) in the future, under any title, thereby being subject to all stipulations set forth in this instrument, clauses and conditions, especially with regard to the governance of the Company, the disposal of ON Shares, preference for their acquisition and subscription and their encumbrance, as well as any other provision of this Agreement (“Bound Shares”). For the avoidance of doubt: (i) any ON Shares of Braskem that become the property of the Parties by reason of the conversion of debentures, subscription warrants or any other instruments or securities convertible or exchangeable for ON Shares issued by the Company, as well as those issued as a result of corporate transactions involving Braskem, such as, for example, spin-off, amalgamation, merger, corporate JUR_SP - 57943853v1 - 12126002.540946 reorganization, purchase, subscription, split, conversion of PN Shares, bonification and capitalization of profits and other reserves, shall be deemed Bound Shares for the purposes and effects of this Agreement, regardless of the execution of any other document; (ii) there shall be no restriction or limitation on the free disposal, transfer, sale, encumbrance or any other form of disposal, by any of the Parties, of the PN Shares, current or future, held by them, it being understood, however, that any political rights attributed to the PN Shares by applicable Laws or Governmental Authorities shall be exercised by the Parties that are their holders in order to comply with the provisions of this Agreement, in particular with those set forth in Clauses Two above and Four below. CLAUSE FOUR Exercise of Voting Rights 4.1 General Voting Guidelines. The Parties shall exercise their voting rights at General Meetings of the Company and shall cause their nominees on the Board of Directors of the Company (except for Independent Directors) to exercise their respective votes at Board meetings in accordance with the provisions of this Shareholders’ Agreement, but always in the best interest of the Company. 4.1.1 The Company’s management bodies must act with independence and loyalty, as well as act with transparency and accuracy in disclosures made to the market, in order to promote the enhancement of the Company’s assets and to provide greater certainty and transparency to the other shareholders and holders of debt instruments of Braskem, always taking into consideration the best interests of the Company. 4.1.2 4.1.34.1.4The Parties agree that Braskem must be a financially sound and selfsustaining company, and that any investments aimed at increasing capacity in petrochemical inputs, resins and other products must be demonstrably profitable, pursuant to Clauses 4.1.3 and 4.1.4 below, with adequate availability of raw materials and assured sources of funding. 4.1.3 The profitability of investment projects shall be demonstrated through an evaluation adopting methodologies commonly used for project evaluation, setting forth the adopted assumptions, such as discount rate, and calculating profitability indicators, such as NPV (net present value), Payback and IRR (internal rate of return), as well as other documents and policies that may be approved by the Company’s management bodies, which shall present returns compatible with the petrochemical sector and above Braskem’s weighted average cost of capital. JUR_SP - 57943853v1 - 12126002.540946 4.1.4 To give effect to the principle of self-sustainability mentioned in Clause 4.1.2, it is a condition for the approval of any investment project of Braskem that it be financeable, that is, that its implementation does not depend on capital contributions or the granting of guarantees by Braskem’s Shareholders, except in situations where the Shareholders approve investments in specific projects. 4.2 Advance Notice Period for General Meetings and Board of Directors Meetings. Braskem’s Meetings shall always be called with at least 30 (thirty) days’ advance notice. Meetings of Braskem’s Board of Directors shall always be called with at least 15 (fifteen) days’ advance notice, the same period for sending the materials essential to support the discussion of proposed resolutions, it being understood, however, that such notice may be given on an urgent basis in a shorter period, but never less than 72 (seventy-two) hours’ advance notice, whenever duly justified and accepted by the Chairman of the Board of Directors, it being understood, further, that in any case the advance notice period for calling meetings of Braskem’s Board of Directors must respect the right of the Parties to call and hold a duly informed and documented Preliminary Meeting, in accordance with the terms, conditions and deadlines set forth in Clause 4.4. 4.3 Resolutions of the Parties and Their Representatives. Each and every matter to be resolved at a General Meeting or at the Board of Directors of the Company shall be subject to a consensus decision between the Parties. Each and every matter to be resolved at a General Meeting shall be subject to resolution by the Shareholders at a Preliminary Meeting. Matters submitted for resolution by the Board of Directors of the Company may also (but need not) be subject to resolution by the Shareholders at a Preliminary Meeting, at the request of any of the Parties, by notice sent to the other Party pursuant to Clause 4.4. The resolutions of the Preliminary Meetings, in any case, shall always be adopted by consensus between the Parties. 4.3.1 For the avoidance of doubt, matters relating to transactions between, on one side, the Company or any Subsidiary or Investee and, on the other side, any of the Parties, shall likewise be subject, as provided in Clause 4.3, to resolutions at a Preliminary Meeting and to the provisions of Clause Eight. The Shareholder involved in the transaction, as well as the Board members nominated by it, may vote on the Company’s resolutions and on resolutions at the Preliminary Meeting, provided that the provisions of Clause Eight are observed and, except as otherwise provided by the applicable rules (corporate, competition or other) relating to conflicts of interest, including the most recent CVM precedents. 4.4 Preliminary Meeting of Braskem. To give effect to Clauses 4.2 and 4.3 above, the Parties must necessarily schedule a preliminary meeting whenever a General Meeting is called, in order to define the Parties’ vote at the Company’s Meeting. With respect to meetings of the Board of Directors, the Parties may meet to guide the votes JUR_SP - 57943853v1 - 12126002.540946 of the directors. Should any Party call a preliminary meeting prior to the Board of Directors Meeting, its holding shall become mandatory for all Parties (in any case, “Preliminary Meeting”). 4.4.1 The Parties hereby undertake to vote, and to cause the board members they have nominated to the Board of Directors of Braskem to vote, uniformly and in the exact terms of what was resolved at the Preliminary Meeting. 4.4.2 Pursuant to Article 118 of the Brazilian Corporation Law, the chairman of the General Meetings and the meetings of the Board of Directors of the Company, as applicable, (i) 4.4.7shall observe the provisions of this Agreement, notably Clauses 4.4.7 and 4.4.10(a), (ii) shall not count any vote cast in violation of this Shareholders’ Agreement (dissenting from the instruction of the Preliminary Meeting or from the provisions of this Agreement), and (iii) shall apply the remedies and measures provided in Article 118, §§ 8 and 9 of the Brazilian Corporation Law. In case of doubt as to the adherence of any vote to the provisions of the Shareholders’ Agreement, the relevant resolution (with respect to which the doubt exists) shall be suspended or removed from the agenda, and a new meeting shall be scheduled within 30 (thirty) days to discuss the matter, it being understood that, during such period, the Shareholders, through their expressly designated representatives, shall seek to harmonize their understanding regarding the provision subject to disagreement. Should the difference in understanding persist, the matter shall be submitted to the dispute resolution mechanisms set forth in this Shareholders’ Agreement. 4.4.3 The Preliminary Meeting shall preferably be held in person at the headquarters of Braskem or at another location defined by mutual agreement between the Parties, and may also be held by videoconference, telephone conference or other available means of communication, provided that all Parties can simultaneously hear and communicate with the other participants. 4.4.4 Regardless of the notice period for the General Meeting or the Board of Directors meeting of the Company, the Parties shall take all necessary steps to ensure sufficient time for calling and holding the Preliminary Meeting before any decision of the applicable Governing Body, subject to the Parties’ internal governance rules. 4.4.5 The notice for a Preliminary Meeting must be given at least 72 (seventy-two) hours in advance of the date scheduled for the General Meeting or Board of Directors meeting of the Company and must be held at least 24 (twenty-four) hours before the date of the General Meeting or the Board of Directors meeting, in the latter case, if the Parties have chosen to hold it. JUR_SP - 57943853v1 - 12126002.540946 4.4.6 Whenever a General Meeting or a Board of Directors meeting is called, the Chairman of the Board or Braskem, as applicable, shall be obligated to send, at the time of calling the General Meeting or Board of Directors meeting, to all Shareholders, all supporting documentation produced and made available to support the resolutions, including the opinions of the Executive Board or the technical staff of Braskem (pursuant to Clause 6.4.2). The Parties undertake to keep the documentation received on a strictly confidential basis, making it available only to the key persons within their respective organizations. The Parties agree that there shall be a constant and permanent flow of information from the Company to the Parties, in order to allow the Preliminary Meetings to be held with due documentation, including so that the Shareholders may decide on calling the Preliminary Meeting with reasonable advance notice. 4.4.7 The decisions taken at the Preliminary Meetings shall be formalized in minutes executed by the respective participants, constituting voting agreements that bind the vote to be cast (i) by the Parties at the respective Ordinary and/or Extraordinary General Meetings of Braskem and (ii) by the members of the Board of Directors nominated by the Parties. The minutes of the Preliminary Meeting may be produced electronically and also executed electronically by the Parties. The decisions taken at the Preliminary Meetings shall not bind the Independent Directors that may have been elected by the Parties. 4.4.8 If a Party or its representative fails to attend the General Meeting or the Board of Directors meeting with respect to which a Preliminary Meeting was held, (a) the other Party or the directors nominated by such other Party present at the General Meeting or the Board of Directors meeting may vote on behalf of the absentees, or (b) the Chairman of the Board shall apply the remedies and measures contemplated in Article 118, §§ 8 and 9 of the Brazilian Corporation Law, in any event following the voting guidance decided at the Preliminary Meeting. 4.4.9 Preliminary Meetings on first call may only be validly convened and matters on the agenda effectively resolved with the presence of at least 1 (one) representative of each Party. Resolutions of Preliminary Meetings on first call and of Preliminary Meetings convened on second call with the presence of both Parties shall only be deemed approved when they obtain the favorable vote of both Parties. 4.4.10 (i) If one of the Parties is absent from a Preliminary Meeting duly called in accordance with the rules above, so that it is not convened on first call, (ii) if there was no consensus at a Preliminary Meeting convened on first call, or (iii) in the case of a Board Meeting not preceded by a Preliminary Meeting, if there is no consensus among the nominees of the Parties at the respective Board JUR_SP - 57943853v1 - 12126002.540946 Meeting: (a) the Shareholders or their nominees on the Board of Directors, as the case may be, shall exercise their vote to deem the resolution on such matter as impaired, removing it from the agenda until consensus is reached, maintaining the status quo until that occurs; and (b) any of the Parties may call a new Preliminary Meeting on second call, with the same agenda, 4.4.7with at least 10 (ten) days’ advance notice, which shall be convened with the presence of any of the Parties, regardless of the presence of the other Party. In the event of the absence of a Party at the Preliminary Meeting convened on second call, such Preliminary Meeting may have any of its matters approved with the favorable vote of the Party present, such resolution having the same effects as Clause 4.4.7 above. 4.4.11 2.2The Parties undertake to guide their positions and votes at the Preliminary Meetings by the guidelines and principles set forth in Clauses 2.2 and 2.3, always seeking mutual agreement, guided by the interests of Braskem and by the principles of reasonableness and good faith, it being understood that the votes cast by the Parties shall be express and accompanied by a reasoned justification, as applicable. 4.5 Matters and Authority Levels of the Board of Directors of Braskem. In addition to the powers provided by law, the Parties agree that the Bylaws of Braskem shall establish the following matters, authority levels or provisions for resolution at meetings of the Board of Directors of the Company: (i) (a) merger, spin-off, amalgamation or share exchange involving Subsidiaries or Investees of Braskem, (b) the transformation of such Subsidiaries or Investees into another corporate type, or (c) any other corporate restructuring transaction involving such Subsidiaries or Investees, including participation in a group of companies, as defined in Article 265 of the Brazilian Corporation Law; (ii) creation or granting of call and put options on shares by Subsidiaries or Investees, provided that such creation or granting results in the admission of a new shareholder (other than another Subsidiary or Investee of Braskem) in such Subsidiary or Investee of Braskem; (iii) approval of the terms and conditions of share buyback programs of Braskem and/or its publicly held Subsidiaries or Investees; (iv) participation of Braskem or its Subsidiaries or Investees in companies, partnerships, associations with or without profit motive, or consortia, as well as the transfer or cessation of such participation; JUR_SP - 57943853v1 - 12126002.540946 (v) lending, disposal, assignment or transfer of non-current assets of Braskem or any Subsidiary or Investee in transactions that contemplate, per transaction or in aggregate per fiscal year, amounts exceeding 1% (one percent) of the noncurrent assets of Braskem, or the respective Subsidiary or Investee, according to the latest published annual balance sheet; (vi) acquisition of assets to be included in the non-current assets of Braskem or of any Subsidiary or Investee representing, per transaction (individually considered) or in aggregate of transactions, in a given fiscal year, amounts exceeding 1% (one percent) of the non-current assets of Braskem or the respective Subsidiary or Investee, according to the latest published annual balance sheet; (vii) encumbrance, disposal or fiduciary assignment of non-current assets of Braskem or any Subsidiary or Investee representing, per transaction (individually considered) or in aggregate of transactions, in a given fiscal year, amount(s) exceeding (A) 1% (one percent) of the non-current assets of Braskem or the respective Subsidiary or Investee, according to the latest published annual balance sheet, or (B) BRL 350,000,000.00 (three hundred and fifty million Brazilian Reais), whichever of “A” and “B” is lower, provided, however, that these limits shall not apply to encumbrance, assignment or fiduciary disposal by Braskem or by any Subsidiary or Investee of any noncurrent asset made to secure (X) the financing of the acquisition of such asset and (Y) legal proceedings brought by or against Braskem or its Subsidiaries or Investees; (viii) approval of the acquisition of assets (excluding those falling under item “vi” above) and the engagement of services of any nature by Braskem or any Subsidiary or Investee in annual amounts exceeding BRL 480,000,000.00 (four hundred and eighty million Brazilian Reais), per contract or series of similar contracts, pacts or arrangements within a single transaction; (ix) execution of contracts, except for raw material supply contracts, between, on one side, Braskem and/or any of its Subsidiaries or Investees, and, on the other side, any of the Parties and other Related Parties of the Company (except for the Company’s Subsidiaries), pursuant to the Policy in effect governing this matter, in amounts exceeding BRL 30,000,000.00 (thirty million Brazilian Reais) per transaction or exceeding, in aggregate, BRL 90,000,000.00 (ninety million Brazilian Reais) per fiscal year, it being understood that such resolution shall be preceded by the non-binding analysis and recommendation of the Finance and Investments Committee; JUR_SP - 57943853v1 - 12126002.540946 (x) the acquisition of raw materials by Braskem and any of its Subsidiaries, in an annual amount exceeding the equivalent in Brazilian Reais of US$ 350,000,000.00 (three hundred and fifty million dollars), per contract or series of similar contracts within a single transaction, considering the period of 12 (twelve) months from the first engagement. (xi) provision of guarantees by Braskem, by its Subsidiaries or by its Investees, of any amount, with respect to obligations assumed by a Person other than a Subsidiary or Investee of Braskem, and the provision of guarantees by Braskem or its Subsidiaries or Investees in a proportion greater than Braskem’s (direct or indirect), respectively, interest in its Subsidiaries or Investees or of the Subsidiaries or Investees in other companies; (xii) approval of operational or expansion investments by Braskem or its Subsidiaries or Investees in an amount exceeding BRL 240,000,000.00 (two hundred and forty million Brazilian Reais); (xiii) approval of all internal policies of Braskem, including the Company’s financial policy and insurance contracting policy; (xiv) election and removal of the members of the Committees in accordance with the rules and guidelines set forth in the respective Committee regiment; (xv) the terms, conditions and any amendments to the internal regiment of the Board of Directors and the Company’s Committees, as well as the internal regiment of the Company’s Executive Board, which shall provide for specific authority levels and powers of the Officers, with the possibility of delegation; (xvi) annual setting of the overall annual limit for fundraising by the Company and its Subsidiaries and Investees, as well as setting of the limits, per transaction, within which the officers may contract loans or financing domestically or abroad, including in the form of issuance of securities, including through public offerings; (xvii) approval or revision of Braskem’s business plan; (xviii) approval of Braskem’s annual Budget as well as any subsequent material changes; (xix) election and removal of the members of the Executive Board of Braskem, as well as the managers (administradores) (and other statutory members) to be appointed by Braskem in the Subsidiaries and Investees pursuant to Clause 6.2.11; JUR_SP - 57943853v1 - 12126002.540946 (xx) decision on: (a) issuance, by Braskem, of shares within the authorized capital limit; and (b) proposal, to the General Meeting of Braskem, for the issuance of shares in excess of the authorized capital or for the increase of the authorized capital limit; (xxi) selection or replacement of the independent auditors of Braskem and of the Subsidiaries or Investees of Braskem; (xxii) performance of acts that involve the waiver and/or restriction, by Braskem and/or by its Subsidiaries or Investees, of rights in an aggregate amount exceeding BRL 100,000,000.00 (one hundred million Brazilian Reais); (xxiii) performance, by Braskem, by its Subsidiaries or Investees, of any gratuitous act involving amounts exceeding BRL 100,000,000.00 (one hundred million Brazilian Reais); (xxiv) approval of the conditions for the granting of stock options (stock options plans) and/or subscription warrants under long-term incentive plans for ratification by the Company’s General Meeting; (xxv) approval of the terms and conditions for any public or private offering of shares or securities convertible into shares issued by Braskem and, unless carried out within the limit of the Authorized Capital, for subsequent ratification by Braskem’s General Meeting; (xxvi) approval of the exercise and guidance of the vote to be cast by Braskem in the context of its Subsidiaries or Investees with respect to the matters listed in the items above, except for transactions and business that have already been approved by Braskem’s Board of Directors; and (xxvii) filing for Braskem’s extrajudicial recovery, as well as, in case of urgency, admission of bankruptcy or filing for judicial reorganization, pursuant to Article 122, sole paragraph, of the Brazilian Corporation Law. 4.5.1 With respect to the transactions described in Clause 4.5(vii) of this Agreement, the Parties agree to exercise their voting rights and to cause the board members they have nominated to the Board of Directors to vote so that any net revenues earned by the Company from the disposal, sale, transfer or any other form of disposition of its non-current tangible or intangible assets shall be fully allocated to investments in the Company itself, subject to mandatory legal allocations, compliance with financial obligations and other parameters established in the Company’s dividend policy. JUR_SP - 57943853v1 - 12126002.540946 4.6 Matters and Authority Levels of the General Meeting of Braskem. In addition to the powers provided by law, the Parties agree that the Bylaws of Braskem shall establish the following matters and authority levels for resolution at the General Meeting of the Company: (i) merger, spin-off, amalgamation or share exchange involving Braskem, as well as the transformation of Braskem into another corporate type, or any other corporate restructuring transaction involving Braskem, including participation in a group of companies, as defined in Article 265 of the Brazilian Corporation Law; (ii) any amendment to the bylaws of Braskem; (iii) changes in the preferences, advantages and/or redemption or amortization conditions of one or more classes of preferred shares into which the share capital of Braskem is divided, or the creation of classes of preferred shares more favorably treated than the existing classes; (iv) conversion of preferred shares into common shares of Braskem; (v) increase or decrease in the number of members of Braskem’s Board of Directors; (vi) increase or decrease of Braskem’s share capital outside the authorized capital limit, as well as redemption or amortization of Braskem’s shares; (vii) annual approval of the management accounts and annual financial statements of Braskem; (viii) filing for bankruptcy and/or judicial recovery of Braskem, or the dissolution, liquidation or cessation of the state of liquidation of Braskem, including the election and removal of the liquidator and the appointment of the Fiscal Council that will serve during the liquidation period and will review its accounts; (ix) amendment of the dividend policy or the minimum dividend set forth in the bylaws of Braskem; (x) ratify the stock option plans, and any other similar long-term incentive plans of the Company as approved by the Board of Directors; (xi) except if within the authorized capital limit, ratify the terms and conditions for any public or private offering of securities issued by Braskem as approved by the Board of Directors; JUR_SP - 57943853v1 - 12126002.540946 (xii) decision regarding the delisting or, if delisted, the obtaining of a new public company registration of Braskem; (xiii) valuation of assets with which the shareholder contributes to the share capital increase; (xiv) election and replacement of the members of the Board of Directors and the Fiscal Council; and (xv) setting of the annual compensation of the managers (administradores). CLAUSE FIVE Deliberation Disagreements Among the Parties 5.1 Deliberation Disagreement Among the Parties. In the absence of consensus on any resolution between the Shareholders at a duly convened Preliminary Meeting (“Deliberation Disagreement”), the Parties (or their nominees on the Board of Directors, as the case may be) shall exercise their vote to deem the resolution on such matter as impaired, removing it from the agenda until consensus is reached, maintaining the status quo until that occurs. In such event, the Parties shall observe the following procedure: (i) within the 5th (fifth) Business Day following the occurrence of the Deliberation Disagreement (“Disagreement Event”), any of the Parties may call a meeting between the representatives to be designated by the Parties, to be held by any means, within a maximum of 10 (ten) days, to seek consensus on the matter (“Deliberation Disagreement Meeting”); (ii) if the Parties do not resolve the Deliberation Disagreement at the Deliberation Disagreement Meeting, any of the Parties may call a second meeting to attempt to resolve it (“Second Deliberation Disagreement Meeting”). The Second Deliberation Disagreement Meeting shall be called within 5 (five) days and held within a maximum of 10 (ten) days thereafter. At the Second Deliberation Disagreement Meeting, a director of the Fund’s specialized consultant and the executive director of Petrobras responsible for the petrochemical area shall attend (in addition to other senior management executives responsible for the areas of Petrobras that may be involved in the Deliberation Disagreement); (iii) if the Deliberation Disagreement is resolved after the Second Deliberation Disagreement Meeting, the corporate event that originated the Deliberation Disagreement shall be carried out in the shortest possible time. If the JUR_SP - 57943853v1 - 12126002.540946 Deliberation Disagreement is not resolved, the Parties shall hold as many meetings as necessary to resolve the Deliberation Disagreement. CLAUSE SIX Management, Committees and Fiscal Council 6.1 Structure. Braskem shall be managed by a Board of Directors and an Executive Board and shall have a permanent Fiscal Council. 6.1.1 The appointment of the members of the Board of Directors, the Executive Board, the Fiscal Council and the Committees of the Company shall observe the criteria of technical competence, reputation and integrity set forth in the Brazilian Corporation Law, CVM rules, the bylaws and other policies and bylaws of the Company and other applicable regulations. In this regard, without prejudice to the scope of such requirements, for the avoidance of doubt, nominees may not: (i) be subject to restrictions under special laws; (ii) have been convicted of bankruptcy crimes, malfeasance, bribery, embezzlement, crimes against the popular economy, against public faith or against property, or have been sentenced to a criminal penalty that prohibits, even temporarily, access to public office; (iii) hold positions in companies that may be considered competitors in the market, in particular, on advisory, management or fiscal boards; (iv) be a representative of the regulatory body to which the Company is subject, or a blood relative or relative by marriage up to the third degree thereof; (v) be a Minister of State, State Secretary or Municipal Secretary, or a blood relative or relative by marriage up to the third degree thereof; (vi) hold a commissioned position in the direct Federal Public Administration, without a permanent link to the public service, or a blood relative or relative by marriage up to the third degree thereof, such restriction applying to a retired public servant or employee who holds a commissioned position in the direct Federal Public Administration; (vii) be a statutory officer of a political party, even if on leave from office, or a blood relative or relative by marriage up to the third degree thereof; (viii) hold an elective office in the Legislative or Executive branch of any federal entity, even if on leave from office, or a blood relative or relative by marriage up to the third degree thereof; (ix) have acted, in the last 36 (thirty-six) months, as a participant in the decision-making structure of a political party; (x) have acted, in the last 36 (thirty-six) months, in work related to the organization, structuring and conduct of an election campaign; (xi) hold a position in a labor union; (xii) be an individual who has entered into a contract or partnership, as a supplier or buyer, claimant or offeror, of goods or services of any nature, with the Company in the 3 (three) years prior to the date of their appointment; (xiii) have or may have any form of conflict of interest with the Company’s controlling shareholders or with the Company itself; (xiv) have been JUR_SP - 57943853v1 - 12126002.540946 convicted, at any time, of violating any Anti-Corruption Law, or be barred from holding such positions pursuant to any Anti-Corruption Law. 6.2 Board of Directors. The Parties undertake to exercise their voting rights so that the Board of Directors of Braskem shall be composed of 11 (eleven) full members and their respective alternates, of which 3 (three) members shall be Independent Directors, with a majority of members elected by the Parties. The Board of Directors of Braskem shall be formed with equal representation between Petrobras and the Fund, with each of these Parties having the right to elect the same number of directors to such body. The term of office of the directors shall be 2 (two) years, with reelection permitted. 6.2.1 Consensus between the Parties shall not be required for the nomination of their members to the Board of Directors. If the total number of Board members that the Parties may elect together is odd (for example, 11 6.2(eleven) members due to the number of members of the Board of Directors set forth in Clause 6.2 above), then each Party may elect 1 (one) Independent Director and the third shall be chosen by consensus from names suggested by a specialized firm. Consensus shall also be required for the removal or replacement of such director. 6.2.2 Directors elected by minority common shareholders and/or holders of PN Shares shall be considered as Independent Directors. If 2 (two) Independent Directors may be chosen by the Parties, each shall have the right to choose, remove or replace one Independent Director. If the Parties may choose only 1 (one) Independent Director, this director shall be chosen by consensus from names suggested by a specialized firm. 6.2.3 Whatever the form of election of the directors (by slate, cumulative voting or any other), the Parties undertake to exercise their voting rights with the objective of jointly electing the largest possible number of members of the Board of Directors of Braskem. 6.2.4 The Parties shall take the necessary steps to ensure that the election to the Board of Directors always occurs through the slate system, undertaking, directly or through any entity under their influence, not to request the election of the Board through the cumulative voting system, as provided in Article 141 of the Brazilian Corporation Law. Should minority shareholders succeed in requesting the adoption of the cumulative voting process, the Parties undertake to use their votes in an organized and joint manner to comply with the provisions of this Agreement regarding the election of members of the Board of Directors. JUR_SP - 57943853v1 - 12126002.540946 6.2.5 The Parties undertake not to nominate as a member of Braskem’s Board of Directors persons who hold management positions (whether as director, officer, or who hold any other function) in other petrochemical companies that may be considered competitors of Braskem. 6.2.6 The Chairman and Vice-Chairman of the Board of Directors shall be elected for a term of 2 (two) years, on a rotating nomination basis between the Parties, it being understood that neither of them shall have a casting vote. 6.2.7 The Chairman of the Board of Directors shall choose the Vice-Chairman from among the directors elected by the Shareholder other than the one that nominated the Chairman, subject to the possible preference of such Shareholder in the nomination of the Vice-Chairman from among such members. 6.2.8 The Vice-Chairman shall assist the Chairman of the Board of Directors in organizing and conducting the collegiate body’s work or such other duties as may be assigned by the Chairman within the limits of the internal rules. Both the Chairman of the Board of Directors and the Vice-Chairman of the Board of Directors shall have, individually and at any time, the prerogative to direct the conduct of audits on specific matters at the Company, always with justification based on reasonable grounds and in the best interest of the Company. 6.2.9 6.7Petrobras shall have the right to nominate the first Chairman of the Board of Directors and, the Fund, the first Vice-Chairman, subject to the transitional provisions of Clause 6.7 below. The Parties, however, may, by mutual agreement at a Preliminary Meeting, waive the rotation for a given election and/or reelect the Chairman and Vice-Chairman of the Board of Directors, it being understood that the Party that nominates the Chairman of the Board of Directors may not, during the same period, nominate the CEO. 6.2.10 The Parties may replace the directors nominated by them at any time, at their sole discretion, without the need for justification. Should any of the Parties wish to replace an elected director, the other Party undertakes, on its own behalf and through its nominated Directors, to take all necessary steps to ensure that the removal and/or replacement is implemented as soon as possible following a request from the other Party to that effect, including guiding and instructing its representatives on the Board so that such replacement occurs pursuant to Article 150 of the Brazilian Corporation Law, such election to be ratified by both Parties at the subsequent General Meeting. 6.2.11 The Board of Directors of Braskem shall be responsible for reviewing the nomination of statutory members (including members of the Fiscal Council) that JUR_SP - 57943853v1 - 12126002.540946 the Braskem is entitled to appoint in the Subsidiaries and Investees, in compliance with the policies approved by the Parties within the scope of the Company’s Board. 6.3 Statutory Committees of the Board of Directors. Braskem shall have the following advisory committees to the Board of Directors (“Committees”) operating on a permanent basis in accordance with the internal rules of the Committees approved by the Board of Directors, without prejudice to other committees that may be created by a consensus decision of the members of the Board nominated by the Parties: (i) Finance and Investments Committee, (ii) Strategy, Sustainability and Communication Committee, (iii) People and Organization Committee; (iv) Safety, Environment and Health Committee - SHE; and (v) Compliance and Audit Statutory Committee - CAC. 6.3.1 Subject to the provisions of Clause 6.1.1, each Party shall have at least 1 (one) nominee on each of the Committees of Braskem, statutory or otherwise, without the need of consensus between the Parties for each nomination. Subject to the provisions of Clause 6.1.1, the Board of Directors of Braskem shall be responsible for allocating nominees to each of the Committees, taking into account, for such purpose, the experience and specific competencies of each member, vis-à-vis the responsibilities of each Committee, without preventing the same nominee from serving on more than one Committee. For the sake of clarity, the Committees may also include persons who are not members of the Board of Directors or even employees of the Company. The coordination of the Committees indicated in items (i) through (iv) 6.3of Clause 6.3 above shall alternate between representatives of the Parties, with 2 (two) coordinators from Petrobras and 2 (two) from the Fund, with subsequent nominations for each Committee made on a rotating basis. The coordination of the Committee indicated in item (v) 6.3of Clause 6.3 above shall be held by an external member who is not a representative of the Parties. 6.3.2 People and Organization Committee – Internal Regiment. The internal regiment of the People and Organization Committee shall set forth, in detail, the formal evaluation process for nominations to executive positions and to the Board of Directors of Braskem, ensuring the active participation of the members of the People Committee in all stages thereof. Nominations shall only be submitted to the Board of Directors after the completion of the process and the issuance of a formal recommendation, albeit non-binding, by the People and Organization Committee. 6.4 Executive Board. Braskem shall have an Executive Board composed of professionals with recognized competence and experience for the exercise of their functions, according to the requirements detailed in the internal regiment of the People Committee, composed of 8 (eight) statutory officers, among them (i) a Chief Executive JUR_SP - 57943853v1 - 12126002.540946 Officer - CEO, (ii) a Chief Financial and Investor Relations Officer; (iii) a Corporate Affairs Officer; (iv) an Engineering, Technology and Innovation Officer; (v) a Transformation Officer; (vi) a Consumer Market and Logistics Officer; (vii) a Chief Operating Officer; and (viii) a General Counsel. The Officers shall have a term of office of 2 (two) years, with reelection permitted. 6.4.1 The bylaws or internal regiments of Braskem, the latter to be approved by consensus of the members of the Board of Directors nominated by the Parties, shall contain the specific authority levels and powers of the Officers, as well as the list of matters within the authority of the Board of Directors that must be reviewed and resolved by the Executive Board, as a collegiate body, before being submitted for review by the Board. In reinforcement of the parity principle adopted herein at the other levels of governance of the Company, it is agreed that, for purposes of applying the authority and representation rules of Braskem by the Officers before third parties (as set forth in the bylaws and/or internal rules), the binding of the Company shall require the joint approval and signature of an Officer nominated by Petrobras and an Officer nominated by the Fund. 6.4.2 The Executive Board shall act as a Collegiate body in the situations set forth in the bylaws or internal regiments of Braskem approved by consensus among the members of the Board of Directors nominated by the Parties, it being understood, further, that the Officers of Braskem may not submit matters for resolution by the Board of Directors without such matters being previously submitted to: (i) the review, knowledge and collegiate opinion of the Executive Board, subject to the authority levels defined in the Bylaws and in the Executive Board regiment approved by the Board of Directors; and (ii) the opinion of the relevant advisory committees. 6.4.3 The Executive Board of Braskem shall be composed of Officers nominated by the Parties, it being understood that Petrobras and the Fund shall have the right to nominate the same number of Officers, without the need of consensus between the Parties for each nomination, but subject to the requirements set forth and detailed in the internal regiment of the People Committee, as follows: (a) 6.7The nominations for each of the positions of CEO and Corporate Affairs Officer of Braskem shall be made on a rotating basis alternating between the Parties, subject to the transitional provisions of Clause 6.7 below. The Parties may, however, by mutual agreement at a Preliminary Meeting, waive the rotation for a given election. (b) Without alternating rotation between the Parties: JUR_SP - 57943853v1 - 12126002.540946 (b.1) Petrobras shall have the right to nominate the following Officers: (i) Engineering, Technology and Innovation Officer; (ii) Consumer Market and Logistics Officer; and (iii) Chief Operating Officer; and (b.2) the Fund shall have the right to nominate the following Officers: (i) Chief Financial and Investor Relations Officer; (ii) Transformation Officer; and (iii) General Counsel. (c) Out of an abundance of caution and in the interest of better governance, in the event that the Company’s bylaws, internal regiment of the Executive Board or a Board of Directors resolution assigns the CEO (or another Officer nominated by Petrobras) the primary responsibility for raw material procurement, such responsibility shall also alternate between the CEO and the Corporate Affairs Officer (or another officer nominated by the Fund), so as to remove such responsibility, at all times, from an Officer nominated by Petrobras. 6.4.4 The CEO may at any time submit to the Board of Directors a proposal for the removal of any Officer of the Company. The resolution on the removal shall be preceded by the analysis and opinion of the People and Organization Committee. The removal proposal shall be approved by consensus between the Parties through their representatives on the Board of Directors, subject to the rules and procedures established for nomination under this Agreement. 6.4.5 Transformation Officer. The Transformation Officer shall be responsible for coordinating and leading the implementation of all activities of the Company’s financial transformation process, observing the recommendations made by the Transformation Committee. For the sake of clarity, the internal rules of the Executive Board shall establish the specific authority levels and powers of the Transformation Officer, in addition to those indicated in Clause 6.4.6 below. 6.4.6 Transformation Committee – Executive Board. In addition to the advisory Committees to the Board of Directors indicated above, the Parties undertake, on their own behalf and through their nominated officers, to create a Transformation Committee, a non-statutory body linked to the Executive Board, composed of 4 (four) Officers, of which 2 (two) nominated by Petrobras and 2 (two) nominated by the Fund (of which (1) 6.4.5one necessarily being the Transformation Officer), without the need of consensus between the Parties for each nomination (which may be replaced from time to time). The Transformation Officer shall serve as coordinator of the Transformation Committee, being responsible for calling, setting the agenda and chairing the meetings of such Committee – without prejudice to the possibility of meetings being called by the other members, pursuant to rules to be set forth in the internal regiment of the Transformation Committee – subject also to the other JUR_SP - 57943853v1 - 12126002.540946 specific powers set forth in Clause 6.4.5 and in the internal regiment of the Executive Board and/or the Transformation Committee. The Transformation Committee, intended to last for the Lock-Up Period (unless otherwise agreed at a Preliminary Meeting in the future), shall be responsible for monitoring and overseeing the implementation and execution of Braskem’s turnaround plans led by the Transformation Officer, pursuant to terms to be detailed in its internal regiment or those of the Committee, as applicable, which may be amended from time to time by the Board of Directors. The Transformation Committee may also appoint a PMO (project management officer), either as an adjunct officer position or equivalent reporting position, or through the engagement of a specialized consulting firm, to respond to and support the Transformation Committee directly in the execution and coordination of work across all areas of the Company (as well as the Subsidiaries and Investees). 6.4.7 Compliance and Conformity Officer. The Company shall also have a Compliance and Conformity Officer, of a non-statutory nature, appointed by mutual agreement between the Fund and Petrobras, who shall report hierarchically and functionally (solid line) to the Board of Directors and the Compliance and Statutory Audit Committee (CAE), and, administratively (dotted line), to the Chief Executive Officer (CEO). For clarity, the Executive Board’s internal regulations shall establish the specific authority and responsibilities of the Compliance and Conformity Officer. 6.5 Fiscal Council. Braskem shall have a permanent Fiscal Council, composed of 5 (five) full members and their respective alternates. The Parties shall exercise their voting power to elect the largest possible number of members of the Fiscal Council. If the Parties elect an odd number of members to the Fiscal Council, there shall be a rotation in the election of the additional member. Persons who hold management positions (whether as director, officer or who hold any other function) in petrochemical companies that may be considered competitors shall not be elected to the Fiscal Council of Braskem. 6.6 Compensation of Directors and Committee Members. The compensation due to the full members of the Board of Directors by reason of the exercise of their functions on such body and, as applicable, on any of its Committees (or even on the Executive Board), shall be cumulative. 6.7 Transitional Provisions on Management. In order to give effect to the preceding provisions, as well as to ensure an adequate transition of management in the context of the entry into force of this Agreement, the current terms of office and the corresponding bylaw amendments, the Parties agree on the following transitional provisions: JUR_SP - 57943853v1 - 12126002.540946 (A) With respect to the nomination of the Chairman of the Board of Directors: (1) Petrobras shall have the right to nominate the Chairman of the Board of Directors for the Board of Directors term beginning in April 2026 and ending at the Annual General Meeting of 2028 (and, in the event of replacement, for the remainder of such term); (2) for the new term beginning with the election to be resolved at the General Meeting of 2028, Petrobras shall, once again, have the right to nominate the Chairman of the Board of Directors (and, in the event of replacement, for the entirety of such new term); (3) from the subsequent Board of Directors term, beginning with the election to be resolved at the General Meeting of 2030, 6.2.9the rules of Clause 6.2.9 shall apply normally, with the Fund having the right to nominate the Chairman of the Board of Directors (and, in the event of replacement, for the entirety of such new term), and for each subsequent new term, the right to nominate the Chairman of the Board of Directors shall alternate between the Parties, rotating with each full term, without prejudice to the possibility of the Parties waiving the rotation pursuant to Clause 6.2.9. (B) With respect to the Executive Board term: (4) in order to allow the alignment of the Executive Board and Board of Directors terms and facilitate the rotation and alternation of nominations, immediately after the effectiveness of this Agreement, the Board of Directors shall advance the termination of the current Executive Board term (through 2027) and commence a new Executive Board term with a period coinciding with the Board of Directors term (i.e., until the first Board of Directors meeting after the Annual General Meeting of 2028); and (5) from the new term beginning with the election to be resolved at the first Board of Directors meeting after the Annual General Meeting of 2028, the Executive Board term shall be 2 (two) years. (C) With respect to the nomination of the CEO: (6) the Fund shall have the right to nominate the CEO for the term beginning immediately after the effectiveness of this Agreement, with a term of office until the first Board of Directors meeting after the Annual General Meeting of 2028 (and, in the event of replacement, for the remainder of such term); (7) for the subsequent Executive Board term, of 2 (two) years as per item (B)(5) above, beginning with the election to be resolved at the first Board of JUR_SP - 57943853v1 - 12126002.540946 Directors meeting after the Annual General Meeting of 2028, the Fund shall, once again, have the right to nominate the CEO for the entirety of such new Executive Board term (and, in the event of replacement, for the entirety of such term); (8) from the subsequent Executive Board term, beginning with the election to be resolved at the General Meeting of 2030, the rules of Clause 6.4.3(a) shall apply normally, with Petrobras having the right to nominate the CEO for such term (and, in the event of replacement, for the entirety of such term), and for each subsequent new term, the right to nominate the CEO shall alternate between the Parties, rotating with each full term, without prejudice to the possibility of the Parties waiving the rotation pursuant to Clause 6.4.3(a). (D) With respect to the Corporate Affairs Officer: (9) The same rules of item (C) above shall apply to the right to nominate the Corporate Affairs Officer, provided, however, that Petrobras (and not the Fund) shall have the right to nominate the Corporate Affairs Officer both for the term beginning immediately after the effectiveness of this Agreement, with a term of office until the first Board of Directors meeting after the Annual General Meeting of 2028, and for the subsequent Executive Board term, of 2 (two) years as per item (B)(5) above, beginning with the election to be resolved at the first Board of Directors meeting after the Annual General Meeting of 2028 (and, in the event of replacement, for the entirety of such terms). CLAUSE SEVEN Restrictions on Transfers of Shares and Assets Right of First Refusal and Tag-Along Right 7.1 Restriction on Free Circulation of Bound Shares. Except as otherwise permitted by this Agreement, the Bound Shares may only be the subject of Transfer, directly or indirectly, in their entirety, and in strict compliance with the rules set forth in this Clause Seven. 7.1.1 No Transfers of ON Shares shall be permitted without compliance with the rules set forth in this Agreement, except (i) 7.6as provided in Clause 7.6 and the subclauses below; or (ii) subject to the Right of First Refusal (Clause 7.2) and the Tag-Along Right (Clause 7.3), in the event of Transfers arising from enforcement or compulsory execution ordered by a judicial authority in proceedings brought by Third Parties. 7.2 Right of First Refusal on the Disposal of Shares. The Parties mutually grant each other a right of first refusal for the acquisition of the Bound Shares or subscription rights for new Shares owned by them, in the event that any of the Parties intends, in JUR_SP - 57943853v1 - 12126002.540946 any manner or under any title, to directly Transfer the entirety of its interest in Braskem, whether through a single transaction or a series of transactions. If a Shareholder (“Offering Shareholder”) receives a proposal from a Third Party interested in acquiring all of the Bound Shares owned by it (“Proposal”), the Offering Shareholder shall send a written notice (“Offer Notice”) to the other Shareholder (“Offered Shareholder”), who shall have the right of first refusal to acquire such Bound Shares (“Offered Shares”) or to subscribe for the new Shares, on the same terms and conditions of the Proposal (“Right of First Refusal”). The exercise of the Right of First Refusal shall be subject to the procedures described below and shall only be valid if exercised with respect to all Bound Shares subject to the Proposal. For clarification purposes, the partial sale of Bound Shares may only be effected in the cases expressly provided for in this Agreement. 7.2.1 The Offer Notice shall be submitted by the Offering Shareholder within 30 (thirty) days after receipt of the Proposal, and shall contain, at a minimum, a complete copy of the Proposal (including all its schedules and appendices), which, in turn, shall include (i) a complete copy of the purchase and sale agreement or any other binding and final contractual instrument negotiated between the Offering Shareholder and the interested Third Party; (ii) a firm, irretractable and irrevocable statement by the interested offeror to acquire, if the Tag-Along Right set forth in Clause 7.3 is exercised, the Offered Shares of the Company owned by the Offered Shareholder; and (iii) a firm, irretractable and irrevocable statement by the interested offeror to adhere to all terms and conditions of this Agreement, without any restriction or amendment. 7.2.2 Within 90 (ninety) days following the date on which the Offered Shareholder receives the Offer Notice sent by the Offering Shareholder, the Offered Shareholder shall send a written notice (“Decision Notice”) to the Offering Shareholder informing: (i) (a) whether it will exercise the Right of First Refusal with respect to the entirety of the Offered Shares subject to the Proposal, at the same price and subject to the same terms and conditions of the Proposal, or (b) whether it will designate a Third Party to exercise the Right of First Refusal with respect to the entirety of the Offered Shares subject to the Proposal, in its own name, accompanied by the Third Party’s agreement with the terms and conditions of the Proposal; or (ii) whether it will waive the Right of First Refusal, it being understood that the absence of the Decision Notice by the deadline shall be construed as a waiver of the Right of First Refusal and, further, whether or not it will exercise the Tag-Along Right as set forth in Clause 7.3. JUR_SP - 57943853v1 - 12126002.540946 7.2.3 If the Offered Shareholder exercises the Right of First Refusal to acquire the Offered Shares subject to the Offer Notice, the Offered Shareholder and the Offering Shareholder shall execute, within a maximum period of 30 (thirty) calendar days from the sending of the Decision Notice, the documents necessary to formalize the Transfer of the Offered Shares and submit it, if applicable, within the same period, for the approvals of the Administrative Council for Economic Defense and/or any other competent Governmental Authorities (any of these, a “Regulatory Approval”). The Transfer of the Offered Shares shall be completed after the fulfillment of the conditions precedent, including the Regulatory Approval, as applicable, limited to the period provided for in the instrument executed between the Offered Shareholder and the Third Party. 7.2.4 In the event of waiver of the exercise of the respective Right of First Refusal, the Offered Shares may be freely transferred to the interested Third Party. To this end, the interested Third Party and the Offering Shareholder shall execute, within a maximum period of 30 (thirty) calendar days from the sending of the Decision Notice, the documents necessary to formalize the Transfer of the Offered Shares and submit it, if applicable, within the same period, for Regulatory Approval. The Transfer shall be completed after the fulfillment of the conditions precedent, including the Regulatory Approval, as applicable, limited to the period provided for in the instrument executed between the Offering Shareholder and the interested Third Party. 7.2.5 7.2.4If the Offering Shareholder and the interested Third Party do not execute the documents mentioned in Clause 7.2.4 above within the period set forth therein, the procedure set forth in this Clause shall be repeated, with the Right of First Refusal being granted again to the other Parties. 7.2.6 The acquirer of the Offered Shares subject to the Offer Notice shall adhere to this Agreement simultaneously with the transfer of the shares issued by the Company to its name, and non-compliance with this provision shall automatically render the disposal ineffective. 7.2.7 The Company and/or the Share Registrar, as applicable, shall refuse and deny the registration, annotation or any notation in the book-entry systems and/or corporate books, as well as refrain from recognizing any effect of acts performed in violation of the provisions of this Agreement, including with respect to the Transfer, encumbrance or exercise of rights inherent to the Bound Shares, until the conditions and restrictions set forth herein are fully observed. 7.3 7.2Tag-Along Right. As an alternative to the exercise of the Right of First Refusal, the Party receiving the Offer Notice (the Offered Shareholder defined in JUR_SP - 57943853v1 - 12126002.540946 Clause 7.2) shall have the right to require that such disposal of Bound Shares by the Offering Shareholder include the Bound Shares then held by the Offered Shareholder in the same proportion of the Shares of the Offered Shareholder that are the subject of the Offer Notice, at the same price and on the same conditions set forth in the Offer Notice (“Tag-Along Right”). The exercise of the Tag-Along Right shall be subject to the procedures described below. 7.3.1 If it wishes to exercise its Tag-Along Right, the Offered Shareholder shall do so by notice to be sent to the Offering Shareholder within the Right of First Refusal exercise period (“Notice of Exercise of Tag-Along Right”). The exercise of the Tag-Along Right shall preclude the exercise of the Right of First Refusal and vice versa. 7.3.2 7.3.1Once the Tag-Along Right is exercised, as provided in Clause 7.3.1 above, the disposal to a bona fide Third Party shall have as its object not only all the Offered Shares owned by the Offering Shareholder, but also the Bound Shares owned by the Offered Shareholder, which shall likewise be acquired by the interested Third Party. 7.3.3 In the event of exercise of the Tag-Along Right, the parties shall execute, within a maximum period of 30 (thirty) calendar days from the sending of the Notice of Exercise of Tag-Along Right, the documents necessary to formalize the Transfer of the Bound Shares and submit it, if applicable, within the same period, for Regulatory Approval. The Transfer of the Bound Shares shall be completed after the fulfillment of the conditions precedent, including the Regulatory Approval, as applicable, limited to the period provided for in the instrument executed between the respective parties. 7.3.4 The exercise of the Tag-Along Right and, if applicable, the definitive documents to be executed with respect to the transfer of the Bound Shares owned by the Offering Shareholder, shall not bind the Offered Shareholder to be jointly and severally liable for any obligations of the Offering Shareholder, such as, without limitation, representations or warranties, indemnification, non-compete or nonsolicitation. 7.3.5 It is hereby established that the failure to respond or an untimely response regarding the exercise of the Tag-Along Right by the Offered Shareholder shall be deemed a waiver of the exercise of the Tag-Along Right. In this case, the Offered Shares owned by the Offering Shareholder may be freely transferred to the interested Third Party, provided that: (a) the Offered Shareholder has not exercised its Right of First Refusal, and (b) such transfer is completed within the periods provided in this Agreement. To this end, the Offering Shareholder and the interested Third Party shall execute, within a maximum period of 30 JUR_SP - 57943853v1 - 12126002.540946 (thirty) calendar days from the non-exercise by the Offered Shareholder of its Right of First Refusal, the documents necessary to formalize the Transfer of the Offered Shares and submit it, if applicable, within the same period, for Regulatory Approval. The Transfer of the Offered Shares shall be completed after the fulfillment of the conditions precedent, including the Regulatory Approval, as applicable, limited to the period provided for in the instrument executed between the respective parties. 7.4 Restrictions on Transfers by the Fund. The Parties acknowledge that the Transfer of Bound Shares by the Fund shall follow the rules and restrictions established in this Clause. 7.4.1 The Parties agree that, except as otherwise provided in this Agreement, the Fund shall not carry out any Transfer of Bound Shares (i) for a period of 2 (two) years from the Effective Date; or (ii) until the Company’s Financial Target is achieved, whichever occurs last (“Lock-Up Period”). 7.4.2 7.61010.2(b)Without prejudice to the Permitted Transfers provided for in Clause 7.6 below, after the period of 2 (two) years from the Effective Date and while the Financial Target has not been achieved, the Fund may, without triggering the application of Clause 10.2(b), Transfer any quantity of Bound Shares to one or more Third Parties provided that: (i) 7.2it observes the Right of First Refusal and the Tag-Along Right provided for in Clauses 7.2 and 7.3, 7.11respectively, proportionally to the Bound Shares offered and, further, the provisions of Clause 7.11 in favor of Petrobras; (ii) the acquirer of the Bound Shares adheres to the terms of this Shareholders’ Agreement; and (iii) in the case of a Third Party acquirer that is not a Financial Investor, Petrobras approves the Transfer in advance. In this event, Petrobras shall communicate its rejection, in a justified manner, in writing within 60 (sixty) days from a notice to that effect by the Fund, it being understood that the absence of a response within such period shall mean tacit and irreversible acceptance by Petrobras. 7.4.3 After the Lock-Up Period, the Bound Shares subject to any Transfers through stock exchange sales shall not be classified as Bound Shares after the Transfer, ceasing to be subject to any provisions of this Agreement, it being further understood that (1) there shall be no joint and several liability between the assignor and the assignees; (2) the assignees shall not be considered, for any JUR_SP - 57943853v1 - 12126002.540946 purposes of this Agreement, as a single shareholder together with the assignor; and (3) the assignees shall not be party to this Agreement. 7.4.4 4.44.5Erro! Fonte de referência não encontrada.After the Lock-Up Period, any Transfers of Bound Shares made by the Fund, in any quantity, in a stock exchange or organized over-the-counter market environment, whether in ordinary stock exchange transactions, through block trades or in a secondary public offering of shares of the Company (follow-on), shall be permitted without observance of the Right of First Refusal or the Tag-Along Right and, in this case, the need for resolution pursuant to Clauses 4.4 and 4.5(xxv) above shall be observed, without Petrobras being obligated to vote favorably for such followon. 7.5 Obligations of the Fund During the Term of the Agreement. The Parties agree that the Fund and the Quotaholder shall take all necessary measures to ensure that the following conditions or obligations (as applicable) remain valid during the term of this Agreement, including (when so expressly indicated below) through a provision in the regulations (“Regulations”): (i) the Regulations shall provide that the Fund shall remain organized under one of the forms of investment funds recognized by Law: (a) for an indefinite term; and (b) its investment policy shall not establish a deadline for divestment; (ii) the asset portfolio of the Fund shall be composed exclusively of the Bound Shares, cash and cash equivalents (which may include other fixedincome or equivalent financial assets, of ready liquidity); (iii) the Regulations shall provide for the existence of the Investments Committee of the Fund, which: (1) shall have the following powers, among others: (1.i) to opine in advance on any exercise of rights and obligations by the Fund, through its legal representatives, in all cases provided for in this Agreement and by Law, including with respect to matters of a technical and operational nature of the Company; (1.ii) to opine in advance on the approval of proposals for Transfer of Shares; and (2) shall resolve by a majority of its members, without the possibility of providing for a qualified quorum, so that the members appointed by the Quotaholder based on such recommendation may prevail in any resolution of the Investments Committee; (iv) IG4 Sol. shall indicate to the Quotaholder the members of the Investments Committee to be elected by the Quotaholder (who shall comprise the majority of the Investments Committee); JUR_SP - 57943853v1 - 12126002.540946 (v) the Quotaholder undertakes, for purposes of this Agreement, to (a) vote favorably, if so required; or (b) not to oppose, the opinions of the Investments Committee; (vi) the Quotaholder shall promptly take steps to replace the administrator and the manager of the Fund, in accordance with applicable regulations, if, for any reason: (1) the manager or the administrator of the Fund fails to comply with the provisions of this Agreement; (2) the manager or the administrator of the Fund (2.i) becomes any of the restricted persons pursuant to Clause 6.1.1; (2.ii) ceases to be considered fit and proper, or becomes barred or subject to Sanctions or regulatory restrictions before the Central Bank of Brazil, the CVM, the United Kingdom Financial Conduct Authority – FCA or the United States Securities and Exchange Commission – SEC; and (2.iii) fails to observe the Anti-Corruption Laws, anti-terrorism and anti-money laundering laws; or (3) 7.5(iii)there is non-compliance, by the manager, with any opinion of the Investments Committee, as provided in Clause 7.5(iii) above; (vii) (1) the Regulations shall provide that the Fund shall observe the terms of this Agreement; (2) except as a result of a legal or regulatory requirement, the Regulations shall not be amended in order to: (2.i) terminate the Investments Committee; and/or (2.ii) reduce or modify the powers of the Investments Committee; and/or (2.iii) modify the right of the holders of quotas of the sub-class held by the Quotaholder and/or other related parties of IG4 Sol. to appoint the majority of the members of the Investments Committee of the Fund; and/or (2.iv) change the quorum for resolutions of the Investments Committee; and/or (2.v) disqualify the Fund as an investment entity, pursuant to Resolution No. 5,111 of the National Monetary Council, of 12/21/2023, or any regulation that replaces or supplements it; or (2.vi) change the specialized consultant or its powers and responsibilities. (viii) all direct or indirect quotaholders (including the Quotaholder) of the Fund shall be (1) Financial Investors or (2) individuals who are or become part of the investment team of IG4 Sol., provided that, in the latter case, new individuals do not Control or co-Control IG4 Sol. Furthermore, for the sake of clarity, the quotaholders of the Fund, including individuals who are or become part of the investment team of IG4 Sol. (a) may not be any of the restricted persons pursuant to Clause 6.1.1; (b) must be fit and proper, not being barred or subject to Sanctions or regulatory restrictions before the Central Bank of Brazil, the CVM, the United Kingdom Financial Conduct Authority – FCA or the United States Securities and Exchange Commission – SEC; and (c) must observe the Anti-Corruption Laws, anti-terrorism and anti-money laundering laws; (ix) the following shall not occur: (a) replacement of IG4 Sol. as specialized consultant of the Fund except for an Excepted Assignee or its Affiliates; and/or JUR_SP - 57943853v1 - 12126002.540946 (b) replacement of the majority of members of the Investments Committee of the Fund by members not appointed by the Quotaholder (as recommended by IG4 Sol.), or, in the event of replacement of IG4 Sol. by an Excepted Assignee or its Affiliates, not appointed by such replacement; (x) the disposal of more than 50% of the capital of IG4 Sol. shall not occur, except if the new Controller is: (a) a Financial Investor, individually or together with other Financial Investors; or (b) a Financial Investor together with individuals who are part of (or may join) the investment team of IG4 Sol.; in any case meeting (1) the qualifications of subparagraph (vii) above; and (2) in the case of individuals who are part of or may join the investment team of IG4 Sol., as referred to above, the new members may not Control or co-Control IG4 Sol.; and (xi) (a) during 4 (four) years from the Effective Date, and while IG4 Sol. continues as specialized consultant of the Fund, at least the two key professionals expressly designated by IG4 Sol. to the Fund, pursuant to internal governance documents of the Fund as of the present date (“Key Person(s)”), shall be maintained, except in the event of death or permanent disability that prevents the exercise of their functions; (b) after such period, at least one of the Key Persons shall be maintained, and from then on, the resignation of only one of the Key Persons shall be permitted. If a Key Person must be replaced, the Fund shall notify Petrobras in writing, informing the name of the new Key Person designated by IG4 Sol., as specialized consultant, to effect the replacement, accompanied by a description of the technical qualifications evidencing their expertise, experience and adherence to the best practices applicable to the capital markets; and (c) in any event not provided for above in which it falls to the Fund’s creditors to approve any replacements of the Key Persons, the choice shall be made from professionals designated by IG4 Sol. and Petrobras shall be assured the same participation (granted to the Fund’s creditors) in such replacement process. 7.6 Permitted Transfers. The Parties agree that the Right of First Refusal and the Tag-Along Right shall not apply in the event of a Transfer by any Shareholder, at any time (including during the Lock-Up Period), of any quantity of Shares, to a subsidiary 100% (one hundred percent) owned by the assigning Party (in both political and economic terms), provided that: (a) assignor and assignee agree to be jointly and severally bound and responsible for all obligations established in this Agreement and/or in other contracts or documents relating to the Company that have been executed in connection with the covenants entered into by the Shareholders in this Agreement; (b) the assignee adheres to this Agreement in writing (it being understood that, in the event of more than one assignee, the group of assignees shall be considered as a single block for purposes of exercising the rights and obligations JUR_SP - 57943853v1 - 12126002.540946 provided for herein); and (c) all Governmental Authorizations and Third Party authorizations that may be necessary to implement the Transfer of the interest are obtained. This scenario, as well as the others permitted in the subclauses below, the “Permitted Transfers”. 7.6.1 At any time, including during the Lock-Up Period, the following shall be permitted: (a) any direct or indirect Transfer of any quantity of quotas issued by the Fund by the Quotaholder, and/or by its ultimate quotaholders; (b) Transfer of subscription rights, or issuance, of quotas issued by the Fund to holders of claims against the Fund, so as to allow the conversion of such claims into quotas issued by the Fund; (c) Transfer for consolidation of ownership of the Bound Shares in the process of enforcement of a Permitted Guarantee when it constitutes a fiduciary assignment; (d) Transfer of Bound Shares privately or on the stock exchange (including through block trade or follow-on) of any quantities of Bound Shares, in one or more transactions, to any Financial Investor, provided that such Transferred Bound Shares are immediately used for the purpose of payment in kind of quotas of the Fund by such Financial Investor, which shall once again be immediately bound to this Agreement; and (e) Transfer of Bound Shares to the Quotaholder and the other quotaholders of the Fund, in the event of liquidation, at any time, of the Fund. 7.6.2 The Permitted Transfers provided for in Clauses 7.6.1(a), (b), (c) and (d) above: (a) are not subject to the Right of First Refusal or the Tag-Along Right, except as provided in Clause 7.6.4; (b) do not waive the continued compliance with Clause 7.5; and (c) do not trigger Clause 7.8. 7.6.3 7.6.1In the event that the Permitted Transfer provided for in Clause 7.6.1(e) occurs, the Fund shall, prior to the effective Transfer of Bound Shares to the Quotaholder or the other quotaholders of the Fund, inform Petrobras of the identity of its quotaholders, the number of Bound Shares that will be allocated to each in the liquidation and the date of acquisition of their quotas in the Fund. If any of the quotaholders has acquired 10% (ten percent) or more of the quotas of the Fund in the 12 (twelve) months immediately preceding the liquidation of the Fund, then for such Transfer to occur with respect to such quotaholders, the Right of First Refusal (Clause 7.2) 7.3and the Tag-Along Right (Clause 7.3) shall apply. For the sake of clarity, the Transfer provided for herein shall not trigger the application of Clause 1010.2(b) 7.6.5provided that the requirement of Clause 7.6.5 below is met. 7.6.4 The Transfer to any Third Party after the consolidation of ownership as part of the enforcement process of the Permitted Guarantee under Clause 7.6.1(c) 7.2shall be subject to the Right of First Refusal (Clause 7.2) and the Tag-Along Right (Clause 7.3). JUR_SP - 57943853v1 - 12126002.540946 7.6.5 In the case of Clauses 7.6.1(c) and (e), the respective assignee(s) shall adhere to this Agreement in writing, it being understood that in each Transfer, the group of the respective assignee(s) and, in the case of a partial Transfer, the assignor, shall be considered as a single block for purposes of exercising the rights and obligations provided for herein. 7.6.6 For the avoidance of doubt, subject to the other terms and conditions set forth in Clauses 7.6 through 7.6.5, the Permitted Transfers under Clauses 7.6 (caput), 7.6.1(a), (b), (c), (d) and (e) and 7.6.3 shall not trigger the application of Clause 1010.2(b) as they do not result in a reduction of the total Bound Shares held (individually or collectively) by the Fund and/or its assignees and successors in the Permitted Transfers. 7.7 Non-Compliance with Fund Obligations During the Agreement Term. The Fund shall maintain during the entire term of this Agreement full compliance with the obligations provided in Clauses 7.5(i) through (ix). 7.5(i)Any non-compliance with any of Clauses 7.5(i) through (ix) (including as a result of any enforcement of guarantees by third parties) shall require the prior consent of Petrobras. In the event of noncompliance with Clauses 7.5(x) or (xi), Petrobras may require the quotaholders of the Fund to convene a deliberative meeting for the replacement of IG4 Sol. as specialized consultant of the Fund and of its appointed members to the Investments Committee of the Fund, with the appointment of a new consultant and members of the Investments Committee, chosen by mutual agreement with Petrobras. 7.71414.9Non-compliance with the obligation set forth in this Clause 7.7 shall be subject to the specific enforcement provided for in Clause 14.9 below, without prejudice to adequate indemnification for losses and damages. 7.8 Indirect Disposal by Change of Control. The direct or indirect modification of the Control of a Shareholder, whether arising from the direct disposal of shares of such Shareholder, or from other corporate transactions such as merger, spin-off or amalgamation, except in the case of a Transfer arising from hereditary succession, shall entail the indirect disposal of Bound Shares of Braskem (“Indirect Disposal by Change of Control”). For the avoidance of doubt, Permitted Transfers shall not constitute, under any circumstances, an Indirect Disposal by Change of Control. The Party whose interest is indirectly disposed of shall be obligated to: (a) notify the other Party of the disposal (“Notice of Indirect Disposal by Change of Control”); and (b) individualize the value attributed solely to Braskem in the context of such transaction or, alternatively, when the Bound Shares are the only assets subject to the Indirect Disposal by Change of Control, indicate the price offered by the Third Party for the acquisition of indirect Control, which shall, in this case, be the exercise price of the Indirect Tag or the Indirect Acquisition Right. JUR_SP - 57943853v1 - 12126002.540946 7.8.1 The Notice of Indirect Disposal by Change of Control shall be sent within 30 (thirty) Business Days from the completion of the Change of Control and shall contain, at a minimum: (i) the date on which the indirect disposal occurred; (ii) the complete identification of the new Controller of the Shareholder (including complete information on its economic group); (iii) detailed information on the quantity of Bound Shares that were disposed of and the terms and conditions of the transaction; and (iv) 7.8.77.8.14the individualized price attributed to the Bound Shares (“Proposed Value”). If the Bound Shares are not the only assets subject to the Indirect Disposal by Change of Control, the price to be paid for the Bound Shares shall be determined based on the Fair Value of the Company, as set forth in Clauses 7.8.7 through 7.8.14 below. 7.8.2 Within 120 (one hundred and twenty) days from the sending of the Notice of Indirect Disposal by Change of Control, the notified Party shall have the right (and not the obligation): a) to sell all (but not less than all) of its Shares to (i) the Third Party that has indirectly acquired the interest or (ii) the Party that sent the Notice of Indirect Disposal, which shall be obligated to acquire them (“Indirect Tag”) or b) (i) to acquire the Bound Shares held by the Party that sent the Notice of Indirect Disposal by Change of Control; or (ii) to designate a Third Party to acquire the entirety of the Bound Shares on the same terms and conditions (“Indirect Acquisition Right”). 7.8.3 7.8.2The interest of the Party in exercising the Indirect Tag or the Indirect Acquisition Right shall be formalized through the sending of a notice within the period set forth in Clause 7.8.2 above (“Indirect Tag Notice” or “Notice of Indirect Acquisition Right”), which shall contain a firm, irretractable and irrevocable statement to dispose of or acquire the Bound Shares of Braskem, 7.8.2as the case may be. The failure to send the Indirect Tag Notice or the Notice of Indirect Acquisition Right within the period set forth in Clause 7.8.2 shall be deemed a waiver by the Party of the exercise of the respective rights. The same procedures applicable, mutatis mutandis, to the Tag-Along Right, the Right of First Refusal, the Notice of Exercise of Tag-Along Right and the Decision Notice shall apply to the Indirect Tag, the Indirect Acquisition Right, the Indirect Tag Notice and the Notice of Indirect Acquisition Right, respectively. 7.8.4 7.8.4If a Shareholder becomes aware of alleged circumstances that, if true, constitute an Indirect Disposal by Change of Control with respect to the other Shareholder, and that such change of Control has already occurred after 120 (one hundred and twenty) days without any Notice of Indirect Disposal by Change of Control having been sent by the Shareholder subject to the indirect change of Control, the first Shareholder shall have the right to send a notice to such other Shareholder, informing it of the facts demonstrating its knowledge of the Indirect Disposal by Change of Control (“Notice of Knowledge of Indirect JUR_SP - 57943853v1 - 12126002.540946 Disposal”). The Shareholder notified pursuant to this Clause 7.8.4 shall respond to such Notice of Knowledge of Indirect Disposal within 15 (fifteen) Business Days after receipt, providing evidence with reasonable detail that no Indirect Disposal has occurred, failing which the Indirect Disposal by Change of Control shall be deemed consummated and the sending, by it, of the Notice of Indirect Disposal by Change of Control referred to in Clause 7.8. 7.8.5 7.8.47.8.4If the presumption of consummation of the Indirect Disposal by Change of Control set forth in Clause 7.8.4 applies with respect to one of the Parties, the other Party shall have 15 (fifteen) Business Days, counted from the end of the period set forth in Clause 7.8.4, to send the Indirect Tag Notices or the Notice of Indirect Acquisition Right, as the case may be, which shall meet the requirements set forth in Clause 7.8.1. 7.8.6 7.8.57.8.77.8.14In the event of Clause 7.8.5 above, if the Indirect Tag or the Indirect Acquisition Right is exercised by one of the Parties, and the Bound Shares are not the only assets subject to the Indirect Disposal by Change of Control, the price of the Bound Shares shall be the fair value of the Company, which shall be determined as set forth in Clauses 7.8.7 through 7.8.14 (“Fair Value”), in any case, considering the interest that was indirectly disposed of. 7.8.7 In the event that the Bound Shares are not the only assets subject to the Indirect Disposal by Change of Control, the calculation of the Fair Value shall be obtained through a valuation process to be conducted in accordance with the discounted cash flow method (“DCF Method”), for which, among other elements customary in this type of exercise, the balance sheet of the Company to be prepared on the last day of the month preceding the date on which the procedure begins, in accordance with Brazilian accounting rules and consistently with the practices adopted by the Company (“Balance Sheet”), shall be taken into account. 7.8.8 The DCF Method shall be based on projections of the Company’s cash flows and shall consider discount rates, assumptions, operating costs, investments, revenues and growth rates that are reasonable and consistent with the Company’s history, market participants, the sector and the industry, taking into consideration the applicable risks, seasonal and economic cycles. To the extent that it deems it a relevant element for the DCF Method, any of the Parties may request that the Balance Sheet be audited by the Company’s external auditors, by notice to the Company within 5 (five) Business Days of receipt of the Balance Sheet. 7.8.9 The Fair Value shall be established by 2 (two) appraiser institutions, which shall be selected from among the 10 (ten) top-ranked in the “Oil & Gas” segment, JUR_SP - 57943853v1 - 12126002.540946 with global scope, according to historical information without time limitation (no date filter), extracted from the financial advisor M&A ranking (league table), published by BLOOMBERG (“Appraisers”), one designated by Petrobras and the other by the Fund, within 30 (thirty) days from the date on which the determination of the Fair Value is required or, if applicable, from the date of delivery of the audited Balance Sheet, should it be requested by one of the Shareholders. The Party that fails to designate the Appraiser within the period stipulated herein shall not have the right to make such selection a posteriori and shall be bound by the procedure established herein, with the Fair Value being that determined by the Appraiser selected by the other Shareholder. 7.8.10 The Parties shall cause the Fair Value to be determined by the Appraisers within 60 (sixty) days from the end of the 30 (thirty)-day period mentioned above. 7.8.11 If the lower Fair Value determined by one of the Appraisers represents 90% (ninety percent) or more of the Fair Value determined by the other Appraiser, the average of the two valuations shall constitute the final and binding Fair Value between the Parties. If the lower Fair Value determined by one of the Appraisers represents less than 90% (ninety percent) of the Fair Value determined by the other Appraiser and, if the Shareholders do not agree to adopt the average of the two valuations, a third Appraiser shall be selected within 15 (fifteen) days. The third Appraiser shall be selected by drawing from among the 5 (five) top-ranked companies in the “Energy” segment, with global scope, according to historical information without time limitation (no date filter), extracted from the financial advisor M&A ranking (league table), published by BLOOMBERG, excluding the two Appraisers already selected. 7.8.12 Once selected, the third Appraiser shall determine the fair market value within 60 (sixty) days from the date on which it was selected. If the determination by the third Appraiser is carried out, the final and binding Fair Value shall be the average of the 2 (two) Fair Value appraisals that are closest to each other in absolute terms. 7.8.13 The Parties agree that the determination of the Fair Value made in accordance with the provisions above shall be final, binding and not subject to appeal. 7.8.14 The costs and fees of the Appraisers for the determination of the Fair Value and any audit of the Balance Sheet shall be borne by the Party that requested them. If a third Appraiser is required, the costs and fees of such Appraiser shall be divided between the Parties. 7.9 Braskem’s Cooperation. The Shareholders agree that Braskem shall cooperate, where applicable, with the sale efforts of the Party interested in disposing of its interest JUR_SP - 57943853v1 - 12126002.540946 to any Third Party, including in applicable cases of Permitted Transfers, and the managers (administradores) of Braskem shall participate in meetings or presentations directed at Third Parties interested in acquiring such shares, it being understood that the expenses of such events or procedures shall be borne by the Shareholder that intends to dispose of its interest. In the event of an Indirect Disposal, the Parties agree that Braskem shall be obligated to provide and make available all documents and information necessary for the Company valuations established in Clause 7.8. 7.10 Creation of Encumbrances. With the exception of the Permitted Guarantees, the Parties are prohibited, with respect to their Bound Shares, from creating security interests, including, but not limited to, fiduciary assignment or pledge, as well as creating a usufruct over such Shares in favor of a Third Party, except as provided in this Clause 7.10. For the avoidance of doubt, (i) 7.10the restriction of Clause 7.10 is applicable only and solely to the Shares, and does not extend to the securities issued by each Party and/or its Controllers or investors; (ii) in the event of enforcement of guarantees given by any of the Parties or their Controllers over their own securities, the provisions regarding the Right of First Refusal and/or Tag-Along Right of the Party shall be observed, including the consequences of Indirect Disposal by Change of Control, if applicable by their own terms. 7.10.1 The Parties (a “Guarantor Party”) may pledge as collateral, including through fiduciary assignment, the proceeds from dividends and/or interest on equity, present and future, received from Braskem (“Proceeds”), always proportionally to the Guarantor Party’s direct participation, provided that such guarantee solely over the Proceeds does not have any negative impact on the distribution of Proceeds to the Party that did not request the creation of such guarantee (“Non- Guarantor Party”). 7.10.2 The Non-Guarantor Party shall be held harmless with respect to any and all Losses and Encumbrances of any nature (including, but not limited to, taxes on any capital gains) or Third Party claims resulting from the enforcement of the guarantee given by the Guarantor Party. 7.10.3 If, for any reason, an involuntary Encumbrance is created over all or part of the Bound Shares of a Party, such Party agrees and hereby undertakes to use its best efforts to release such Shares from such Encumbrance within 15 (fifteen) days from the date of awareness of the creation of such Encumbrance by the respective Party, notwithstanding the obligation to hold the other Party harmless with respect to any and all Losses and Encumbrances as stipulated above. 7.11 2.2Right of First Refusal on the Disposal of Assets. Subject to the applicable governance rules for the approval of asset disposals, if the Company decides to dispose of non-current assets or assets of its Subsidiaries that qualify as production JUR_SP - 57943853v1 - 12126002.540946 units or business establishments, or shares and equity interests of Subsidiaries that carry out production activities, the Fund undertakes to exercise its voting rights within the Company so as to grant Petrobras a right of first refusal for the acquisition of such assets, always respecting the rules and procedures of competitive processes and related party transactions to be established by the Board of Directors of the Company (and other applicable corporate bodies), pursuant to applicable Laws, including CVM regulations, as well as observing the principles and guidelines of Clauses 2.2 and Eight. 7.12 Unbinding. For purposes of carrying out a Transfer as provided in Clauses 7.6.14.3, 7.6.34 and 7.6.1(d), any of the Shareholders may unbind the Bound Shares owned by it from this Shareholders’ Agreement (“Unbinding”). To this end, the Unbinding shall be effected by simple notice to the Share Registrar, such communication being sufficient for the Share Registrar to proceed with the Unbinding of such shares, without any need for additional consent from the other Parties or the Company. 7.12.1 Whenever necessary for the effectiveness of the Unbinding, the Company shall (and the Shareholders shall cause the Company to): (a) adopt all measures reasonably requested to enable such Permitted Transfer, including making available to potential investors, financial institution coordinators or any other Third Parties, after the execution of customary market-standard confidentiality undertakings, the information and documents necessary for the structuring and execution of offerings conducted in a stock exchange or organized over-thecounter market environment, whether through ordinary simple stock exchange transactions, through block trade or secondary public offering of shares of the Company (follow-on); (b) ensure the participation of members of the management and key executives of the Company in in-person or virtual meetings, conference calls, roadshows, due diligence sessions and other events typical of audit processes conducted in transactions of this nature, provided that such activities follow customary market procedures and do not cause material harm to the ordinary conduct of corporate business; and (c) carry out all actions mentioned in items (a) and (b) above in strict compliance with applicable legislation and regulations, including rules issued by CVM, B3 and any other competent authorities. 7.12.2 The Bound Shares that are Unbound from this Agreement pursuant to this Clause shall be definitively Transferred within 10 (ten) Business Days from the date of their Unbinding. During the period between the Unbinding of the Bound Shares for purposes of Transfer and the effective consummation of the Transfer, the respective Shareholder shall fully comply with the provisions of this Agreement, including with respect to the Bound Shares that are Unbound prior JUR_SP - 57943853v1 - 12126002.540946 to the effective Transfer, with the Unbinding being permitted exclusively for the purposes provided herein. CLAUSE EIGHT Related Party Transactions 8.1 Related Party Transactions. With respect to this Agreement, each Party represents and warrants that: 8.1.1 It shall act to ensure that the Company has policies and procedures to address the Company’s Related Party transactions that observe, at a minimum, the following guidelines: (i) are conducted without conflicts of interest; (ii) observe objective and documented decision-making processes; and (iii) comply with applicable rules, as determined by regulatory bodies, such as, without limitation, CADE and CVM, including observing their most recent guidance, interpretations and decisions. Additionally, the policies and procedures must establish that the Company has and maintains information and evidence that allows it to assess that the intended transaction was conducted in compliance with the requirements of competitiveness, compliance, transparency, equity and fairness, and in the best interest of the Company. 8.1.2 2.2During the term of this Agreement and in the exercise of shared Control and management, whenever Related Party transactions are discussed at General Meetings or Board of Directors Meetings, the Parties shall use, and shall cause the officers nominated by them to use, their best efforts to achieve the corporate purpose of the Company, in its best interest, declaring themselves conflicted when there is a flagrant conflict of interest, observing the principles of Clause 2.2 and the applicable Law, including competition laws and capital markets laws. CLAUSE NINE Migration to the Novo Mercado 9.1 The Parties shall adopt all necessary measures so that, once compliance with the Financial Target has been verified, all appropriate steps are taken to list the shares issued by the Company on the Novo Mercado segment of B3 S.A. – Brasil, Bolsa, Balcão (“Novo Mercado”), complying with all pertinent regulatory, statutory and contractual requirements. The Parties undertake to use all necessary efforts to complete the listing on the Novo Mercado in the shortest possible time. 9.2 For the fulfillment of the above obligation, the Parties undertake to take the applicable measures so that the competent bodies of the Company take the necessary steps for the migration to the Novo Mercado, including, but not limited to, the JUR_SP - 57943853v1 - 12126002.540946 coordinated fulfillment of the following timeline within deadlines that allow the completion of the listing on the Novo Mercado in the shortest possible time: (i) preparation, by the CFO of the Company, and presentation, by the Executive Board, of a substantiated report, to be submitted for approval by the Board of Directors, containing, among other topics it deems pertinent, (a) a migration plan with proposals for statutory, corporate and internal or procedural adaptations, including a detailed timeline and an estimate of the costs involved, and (b) impacts on the Company and its shareholders of the migration to the Novo Mercado; (ii) approval, by the Board of Directors, of the migration plan indicated above; (iii) submission of the statutory amendments and other adaptations for resolution at the General Meeting of Shareholders of the Company, pursuant to applicable legislation; (iv) filing, with B3, of the formal application for admission to the Novo Mercado, accompanied by the required documentation; (v) implementation of the corporate adaptations, including the conversion of shares, if applicable, and compliance with any additional requirements of B3 and CVM, as necessary; and (vi) completion of the migration process and obtaining the formal authorization from B3 for trading of the Company’s shares on the Novo Mercado. 9.2.1 Without prejudice to the provisions of Clause 9.1, 9.1the timeline above may be adjusted if there is a need for adaptation due to regulatory, operational or market requirements, at the discretion of the Board of Directors. Non-compliance with the provisions of Clause 9.1 shall not be characterized if the migration does not materialize exclusively due to the non-approval, by the General Meeting and/or Special Shareholders’ Meeting, of the statutory and corporate adaptations necessary therefor, in which case the Parties undertake to continue using their best efforts to enable the migration to the Novo Mercado, including through the calling of new General Meetings to resolve on the necessary adaptations, until the migration is effectively approved and implemented. 9.3 Except if the conclusions of the study referred to in Clause 9.2(i) are predominantly unfavorable, the Parties undertake to vote and to guide the members of the Board of Directors nominated by them to vote favorably, at all corporate levels, JUR_SP - 57943853v1 - 12126002.540946 on the resolutions necessary for the migration to the Novo Mercado, including with respect to the approval of statutory amendments, conversion of shares, adhesion to the Novo Mercado rules and other related measures. In any case, the Parties further undertake not to engage in any act that may hinder, delay or prevent the migration of the Company to the Novo Mercado, as well as to adopt all necessary measures for the faithful compliance with the provisions of this Clause. CLAUSE TEN Term and Termination 10.1 Term. This Agreement shall come into full force and effect as of the date of acquisition, by the Fund from NSP Investimentos S.A., of the equity interest indicated in Recital (iii) above (“Effective Date”), and shall remain in effect for 30 (thirty) years from such date. 10.2 Early Termination Events. This Agreement may be terminated early for all purposes of law at any time, pursuant to the procedure set forth in Clause9.10.2.1, in the following events: (a) by any of the Parties, if, at any time, the Parties’ aggregate interest is less than 50% of all ON Shares of Braskem and the Shareholders lose the ability to effectively exercise Control of Braskem, which shall be evidenced through the first election of the Board of Directors of Braskem after such aggregate interest of the Parties becomes less than 50% of the ON Shares, if the Parties, together, are unable to elect the majority of its members; or (b) by Petrobras, if the Fund carries out one or more Transfers of interests to Third Parties in an amount equal to or greater than 5% (five percent) of the total ON Shares. This Clause 10.2(b) 7.4.2shall not apply in the cases (and pursuant to the terms and conditions) provided for in Clauses 7.4.2 and 7.6.6. (c) by any of the Parties, if, at any time, Petrobras comes to hold more than 50% of all ON Shares. 10.2.1. For the effectiveness of any of the early termination events provided for in this Clause 10.2, the Party wishing to exercise its right to early termination of the Agreement shall send a written notice to the other Party expressing such exercise of right with at least 30 (thirty days’) advance notice. For the avoidance of doubt, under no circumstances shall the early termination of the Agreement occur automatically. CLAUSE ELEVEN Anti-Corruption JUR_SP - 57943853v1 - 12126002.540946 11.1 With respect to this Agreement, each Party represents and warrants that: 11.1.1 It shall act (to the extent legally capable) to ensure that the Company has and maintains, at all times, adequate policies and procedures in place regarding ethics and business conduct and Anti-Corruption Laws, as may be reasonably required by any of the Parties to ensure ongoing compliance with all Anti- Corruption Laws applicable to the Company. 11.1.2 The Party and those acting in its interest or benefit have not made, offered, promised or authorized, and shall not make, offer, promise or authorize any payment, gift, promise, entertainment or any other advantage, whether directly or indirectly, for the direct or indirect use or benefit of any government official or public servant, political party, political party official, candidate for public office, or any other individual or entity, when such offer, payment, gift, promise, entertainment or any other advantage constitutes a violation of the Anti- Corruption Laws (i) the Party and those acting in its interest or benefit have not paid and shall not pay, directly or indirectly through any person or entity, any fees, commissions or reimbursements to representatives of the other Party, nor have offered, promised, authorized or delivered, nor shall offer, promise, authorize or deliver to representatives of the other Party any gift or entertainment so as to influence or induce any action or omission in relation to the object of this Agreement. (ii) it has not used and shall not use any broker, agent, consultant or any other intermediary in the solicitation, obtaining, negotiation, structuring or execution of this Agreement or in any matter related to this Agreement, when the use of such broker, agent, consultant or intermediary causes the Party to violate the commitments assumed in clauses (i) and (ii) or when the actions of such broker, agent, consultant or intermediary constitute any violation of the applicable Anti-Corruption Laws. (iii) it shall comply with the Anti-Corruption Laws. 11.1.3 Each Party represents and warrants that it has not used and shall not use assets, rights or funds derived, directly or indirectly, from illicit activities, nor has it concealed or disguised their nature, origin, location, disposition, movement or ownership, and shall comply with the other rules regarding money laundering, including, but not limited to, the conduct described in Law 9,613/98 and other applicable legislation in the economic and financial activities involved in this Agreement. 11.1.4 The Parties agree that none of them is authorized to perform acts on behalf of the other Party that violate the Anti-Corruption Laws or the rules regarding money laundering. JUR_SP - 57943853v1 - 12126002.540946 11.1.5 At the time of execution of this Agreement, each Party represents and warrants that it is not subject to Sanctions and is not under the control of an entity subject to Sanctions, and that it shall observe the Sanctions regimes in the activities arising from this Agreement, refraining from engaging in or ceasing any action that exposes the other Party or its Affiliates to the risk of non-compliance with Sanctions. 11.1.6 This Agreement shall not be interpreted or applied so as to require the Parties to engage in actions that expose them to the risk of non-compliance with Sanctions. 11.1.7 The Party shall notify the other Party of any change in the representations or non-compliance with the warranties provided in this Clause. CLAUSE TWELVE Dispute Resolution 12.1 Negotiation and Mediation. The Parties and the Company undertake to use their best efforts for the consensual resolution of any divergence or dispute related to this Agreement, except with respect to the procedure specifically provided for the resolution of Deliberation Disagreements, but including as to its existence, interpretation, performance, validity, effectiveness, default, termination, rescission, nullity or consequences thereof (“Dispute”), pursuant to the following procedure: 12.1.1 Non-compliance with any of the obligations established in this Agreement shall be formalized by the sending of a Notice by the allegedly compliant Party to the non-compliant Party detailing the Dispute. 12.1.2 The Notice shall contain a description of the Dispute and the reasons why the Party believes there has been non-compliance with any of the obligations set forth in this Agreement, as well as the period of the alleged non-compliance. 12.1.3 The notified Party shall have a period of up to 10 (ten) Business Days from receipt of the notice to (i) resolve the alleged default, notifying the other party of the resolution of the Dispute or (ii) respond contesting in a justified manner the alleged default through a counter-notice. 12.1.4 The notifying Party shall have 10 (ten) Business Days from receipt of the counter-notice to (i) accept the solution given (ii) initiate a negotiation period that may be terminated at any time by sending a notice of termination of negotiations or (iii) notify the other Party of the commencement of Mediation. 12.2 If the alleged non-compliance with the obligations is not remedied during the negotiation period, any of the Parties may request the commencement of a Mediation JUR_SP - 57943853v1 - 12126002.540946 to be administered by the Mediation and Arbitration Center of CAM-CCBC, pursuant to its Mediation and Arbitration Rules. 12.2.1 The Parties shall be obligated to initiate a Mediation as a step prior to Arbitration, and shall participate in at least one meeting with the chosen mediator, but shall not be obligated to extend such efforts for a longer period or to adopt any solution presented by the mediator. 12.2.2 If there is consensus among the Parties, the agreement on the Dispute shall be reduced to a Settlement Agreement, binding upon them. 12.3 12.1Arbitration. The Parties hereby undertake to submit to arbitration, on a final basis, a Dispute not resolved by the means set forth in Clauses 12.1 or 12.2, which shall be conducted at the Câmara de Arbitragem do Mercado of B3 (“Chamber”), in accordance with its Rules, with strict observance of applicable legislation, especially the Arbitration Law, this provision also serving as an arbitration clause for the purposes of Article 4 of said law. To this end, they undertake to execute the respective arbitration agreement and to abide by the arbitral award that may be rendered with respect to any Dispute. 12.3.1 The arbitration shall be conducted in accordance with the rules and procedural norms of the Chamber in effect at the time of commencement of the arbitration. 12.3.2 The arbitration shall be conducted by an arbitral tribunal composed of three arbitrators (“Arbitral Tribunal”), with each party involved in the Dispute designating 1 (one) arbitrator. If there is more than one claimant, all of them shall jointly designate 1 (one) single arbitrator. If there is more than one respondent, all of them shall jointly designate 1 (one) single arbitrator. The third arbitrator, who shall preside over the Arbitral Tribunal, 12.3.2shall be chosen by mutual agreement of the arbitrators designated by the parties involved. The procedures set forth in this Clause 12.3.2 shall also apply to cases of replacement of an arbitrator. 12.3.3 Any omissions, refusals, disputes, doubts and disagreements regarding the designation of arbitrators by the parties involved or the selection of the third arbitrator shall be resolved by the Chamber. 12.3.4 The arbitration shall be held in the City of São Paulo, State of São Paulo, the place where the award shall be rendered, and the Arbitral Tribunal may, with due justification, designate the performance of specific acts in other locations. 12.3.5 The arbitration shall be conducted in the Portuguese language, with simultaneous translation into the English language being permitted. The arbitration shall be confidential. JUR_SP - 57943853v1 - 12126002.540946 12.3.6 The arbitration shall be conducted at law, applying the rules and principles of the legal system of the Federative Republic of Brazil. 12.3.7 The arbitration shall be concluded within 6 (six) months, counted from the date of execution of the arbitration agreement, which may be extended with due justification by the Arbitral Tribunal. 12.3.8 The Arbitral Tribunal shall allocate among the parties, according to the criteria of defeat, reasonableness and proportionality, the payment and reimbursement of (i) fees and other amounts due, paid or reimbursed to the Chamber, (ii) fees and other amounts due, paid or reimbursed to the arbitrators, (iii) fees and other amounts due, paid or reimbursed to experts, translators, interpreters, stenographers and other assistants eventually appointed by the Arbitral Tribunal, and (iv) any indemnification for bad faith litigation. The Arbitral Tribunal shall not order any of the parties involved to pay or reimburse (i) contractual fees or any other amount due, paid or reimbursed by the opposing party to its attorneys, technical assistants, translators, interpreters and other assistants and (ii) any other amount due, paid or reimbursed by the opposing party in connection with the arbitration, such as expenses for photocopies, authentications, consularizations and travel. 12.3.9 The decisions of the arbitration shall be final and definitive, with no judicial ratification required and no appeal lying therefrom, except for requests for correction and clarification to the Arbitral Tribunal as provided in Article 30 of the Arbitration Law, any annulment action or supplementation based on Articles 32 and 33 of such law. 12.3.10 Prior to the constitution of the Arbitral Tribunal, any of the parties involved may request urgent measures from the Judiciary, it being understood that any request for urgent measures to the Judiciary shall not affect the existence, validity and effectiveness of the arbitration agreement, nor shall it represent a waiver with respect to the need to submit the Dispute to arbitration. After the constitution of the Arbitral Tribunal, requests for urgent measures shall be directed to the Arbitral Tribunal. Urgent measures granted by the Judiciary may be reviewed by the Arbitral Tribunal after its constitution. For (i) urgent measures prior to the constitution of the Arbitral Tribunal; (ii) the enforcement of decisions of the Arbitral Tribunal, including the final award and any partial award; (iii) any annulment action or supplementation based on Articles 32 and 33 of the Arbitration Law; and (iv) Disputes that by force of Brazilian legislation cannot be submitted to arbitration, the courts of the City of São Paulo, State of São Paulo, are hereby elected as the sole competent forum, with all others being waived, however special or privileged they may be. CLAUSE THIRTEEN Data Protection JUR_SP - 57943853v1 - 12126002.540946 13.1 Data Protection. The Parties must comply with the General Data Protection Law – Law No. 13,709/18 – LGPD and with other applicable personal data protection legislation, assuming, before the other Party, all and any liability for violation of data protection and privacy legislation arising from the processing they carry out, directly or through others. CLAUSE FOURTEEN Miscellaneous 14.1 Irrevocability. This Agreement is entered into on an irrevocable basis, binding the Shareholders, Braskem, the other signatories, as well as their respective successors, heirs and authorized assignees, under any title. The Company executes this Agreement as intervening consenting party, acknowledging and consenting to all its terms and conditions, including the various obligations attributed to it and hereby assumed by it, such as, without limitation, pursuant to Clauses 7.2.7, 7.9, 7.12 and 14.10. 14.2 Entire Agreement. This Agreement represents the sole understanding entered into between the Parties in its entirety with respect to the matters governed herein and prevails over any other understandings or documents entered into between the Parties on the same matters. The Parties represent that they have not entered into and undertake not to enter into any other shareholders’ agreement or any other instrument governing the exercise of voting rights in Braskem or the ownership rights over the Shares. 14.3 Assignment. None of the Parties may assign any of its rights or obligations under this Agreement, except with the written consent of the other Parties, at their sole and exclusive discretion. 14.4 Severability. In the event that any provision or part of any provision of this Agreement is deemed invalid, illegal, null or unenforceable, for any reason, all other conditions provided herein shall remain in full force and effect, provided that the economic or legal substance contemplated in this Agreement is not affected in any manner adverse to any of the Parties, who hereby undertake to negotiate in good faith the modification of this Agreement to adjust it to the original intent of the Parties. 14.5 Good Faith. The Parties represent that the rules and representations contained in this Agreement were agreed upon and made in light of the principle of objective good faith, being aware that they are subject to duties imposed by such principle, among which are recorded, for merely illustrative purposes, the general duty of cooperation, the duty of transparency, the duty of informing the counterparty about events that may influence the contractual relationship, the ethical duty of loyalty and JUR_SP - 57943853v1 - 12126002.540946 the duty of confidentiality regarding the conditions agreed upon herein, with respect to third parties that are not party to this Agreement. 14.6 Authorization. Each Party represents and warrants to the other that it legally has full rights, powers and authority to enter into and perform this Agreement, and the execution and delivery of this Agreement, as well as the consummation of the transactions contemplated herein, have been duly authorized by all levels of authority of the respective Party. 14.7 Amendments to the Shareholders’ Agreement. Any change or amendment to this Agreement shall be in writing and executed by all of its signatories. 14.8 Waiver. If any of the Parties does not require, at any time, compliance with any of the provisions of this Agreement or does not exercise any right arising therefrom, such conduct shall not mean a waiver of any of its provisions, nor shall it affect, in whole or in part, its validity and effectiveness, and any Party shall be assured the right to subsequently require compliance with the provisions of this Agreement, as well as to exercise such right, except when expressly manifesting such waiver. No waiver with respect to a provision of this Agreement shall be valid and effective among the other Parties, unless in writing and made by a legal representative of the waiving Party. 14.9 Specific Performance. Any of the Parties may request, based on Article 118 of the Brazilian Corporation Law in conjunction with Articles 497 et seq. of the Code of Civil Procedure, including the remedies and measures contemplated in Article 118, §§8 and 9 of the Brazilian Corporation Law, the specific performance of the obligations assumed by the other Parties under the terms of this Agreement, including with a view to (a) the annulment of the general meeting or board of directors meeting of the Company that accepts as valid a vote cast against an express provision of this Agreement; (b) the substitution of the will of the Party, or its representatives at the general meetings or board of directors meetings of the Company, in the event of refusal to exercise the right to vote under the conditions agreed herein or to comply with any other obligation set forth in this Agreement; or (c) the cancellation of registration of a transfer of Shares effected in breach of any of the provisions of this Agreement. The Parties acknowledge and agree that specific performance of this Agreement may not be sufficient and/or effective to fully repair the damage caused by the non-compliance with the obligation, and therefore the Party(ies) harmed by the default may also seek due indemnification. 14.10 Filing and Registration. This Agreement shall be filed at the Company’s headquarters, in the form and for the purposes of Articles 40 and 118 of the Brazilian Corporation Law, as well as made available for consultation on the Company’s investor relations website (link), the Securities and Exchange Commission (www.cvm.gov.br) and B3 (www.b3.com.br), in compliance with item VIII of Article 33 of CVM Resolution JUR_SP - 57943853v1 - 12126002.540946 No. 80, of March 29, 2022. The Company shall ensure faithful compliance with its provisions, undertaking to immediately notify the Parties of any act or omission that may result in non-observance of the obligations established in this Agreement. The obligations arising from this Agreement shall be recorded in the Company’s Registered Share Registry Book, alongside the registration of shares owned by the Parties, as well as on the respective certificates, slips or multiple securities, if applicable, or in the books of the Share Registrar, such registrations constituting impediments to the performance of any act in breach of what has been agreed in this Agreement. The Company is obligated not to register, in its corporate books, any transaction that implies the disposal of Shares owned by the Parties and/or their respective Investees, in breach of what has been agreed in this Agreement, as well as to cause the Share Registrar not to register such acts. 14.11 Successors and Assignees. This Agreement binds the Parties and their successors or assignees under any title, and its rights and obligations are not subject to any form of transfer, except in compliance with the procedures set forth in this Agreement. 14.12 Notices. All notices provided for in this Agreement shall be in writing and delivered in person, or transmitted by electronic message (e-mail) or registered letter, with acknowledgment of receipt, to the addresses indicated below. Any notice delivered pursuant to this Clause shall be deemed effective on the date of receipt. The addresses and numbers for notices, provided pursuant to this Agreement, may be changed by written notice sent from one Party to the other Parties. If any of the Parties designates two persons for the receipt of notices, such notices shall only be deemed validly delivered when sent to both designees. (i) If to Petrobras: Edifício Senado - EDISEN, Rua Henrique Valadares, 28, Centro – Rio de Janeiro/RJ, ZIP Code 20231-030 Attn: Director of Industrial Processes and Products E-mail: dpi@petrobras.com.br With a copy to: Attn: INP - Executive Manager of Business Integration and Investments E-mail: fabioazevedo@petrobras.com.br (ii) If to the Fund: Rua Gilberto Sabino, nº 215, 4º andar, Pinheiros, São Paulo, SP Attn: Vórtx Capital Gestora de Recursos Ltda. JUR_SP - 57943853v1 - 12126002.540946 E-mail: adm.funds@vortx.com.br / estruturacao.funds@vortx.com.br / gestao@vortx.capital With a copy to: Attn: Pinheiro Neto Advogados, care of João Marcelo Pacheco and Eduardo Paoliello Rua Hungria, 1.100, Jardim Europa, CEP 01455-906, São Paulo, SP Tel. (11) 3247-8821 E-mail: jmpacheco@pn.com.br / epaoliello@pn.com.br (iii) If to the Quotaholder: 61 Robinson Road, #19-02, 61 Robinson Singapore Attn: Andrew Neil Cunningham and Mark Stephen Cleary E-mail: andy.cunningham@zedra.com e mark.cleary@zedra.com With a copy to: Attn: Pinheiro Neto Advogados, care of João Marcelo Pacheco and Eduardo Paoliello Rua Hungria, 1.100, Jardim Europa, CEP 01455-906, São Paulo, SP Tel. (11) 3247-8821 E-mail: jmpacheco@pn.com.br / epaoliello@pn.com.br (iv) If to Braskem: Address: Rua Lemos Monteiro, 120, 22nd floor, Butantã, São Paulo-SP, ZIP Code: 05501-050 Phone: N/A E-mail: presidencia@braskem.com Attn: Chief Executive Officer 14.13 Execution and Validity. The Parties represent and agree that this instrument, including the signature page, may be signed electronically or digitally, which they acknowledge to be legal, valid and legitimate to establish and bind the Parties to the rights and obligations set forth herein, even if they do not use a digital certificate issued under the ICP-Brazil standard. The Parties also agree that the electronic or digital signature of this instrument does not prevent or impair its enforceability, and it shall be considered, for all purposes of law, an extrajudicial enforceable instrument. 14.14 Additional Documents. In accordance with the terms and conditions of this Agreement, each Party shall carry out or cause to be carried out all other actions and other acts and shall execute and deliver all other instruments, certificates and other JUR_SP - 57943853v1 - 12126002.540946 documents that any other Party may reasonably require, in order to achieve the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated herein. 14.15 Governing Law. This Shareholders’ Agreement shall be governed by the Laws of the Federative Republic of Brazil. IN WITNESS WHEREOF, the Parties execute this Agreement, on an irrevocable and irretractable basis, in a single copy, with the two witnesses below. São Paulo, April 23, 2026. [Signature page follows] JUR_SP - 57943853v1 - 12126002.540946 [Page 1/2 of signatures of the Shareholders’ Agreement of Braskem S.A., dated April 23, 2026] PETRÓLEO BRASILEIRO S.A. – PETROBRAS ______________________________ ______________________________ SHINE I FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES RESPONSABILIDADE LIMITADA represented by its manager VÓRTX CAPITAL GESTORA DE RECURSOS LTDA. ______________________________ ______________________________ SHINE EQUITY LP ______________________________ ______________________________ Witnesses: Name: Gabriel Jordão Battisti CPF: 327.804.088-04 Name: Fernando Sabbi Melgarejo CPF: 533.650.110-72 JUR_SP - 57943853v1 - 12126002.540946 [Page 2/2 of signatures of the Shareholders’ Agreement of Braskem S.A., dated April 23, 2026] BRASKEM S.A. ______________________________ ______________________________

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2026

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.